1st First National Bank of Chester County™

A Subsidiary of First Chester County Corp. OTC symbol: FCBC



2001 ANNUAL REPORT

First Chester County Corporation (formerly First West Chester Corporation) was incorporated under the laws of the Commonwealth of Pennsylvania March 9, 1984, as a Pennsylvania business corporation for the principal purpose of becoming a registered bank holding company, pursuant to the Bank Holding Company Act of 1956, as amended. On August 5, 2001, First Chester County Corporation became a Financial Holding Company pursuant to the Grahm-Leach-Bliley Act of 1999.

The First National Bank of Chester County is engaged in the business of commercial and retail banking, operating under a charter granted by the Comptroller of the Currency on December 10, 1863. The Bank's Financial Management Services Department provides a broad range of personal and corporate trust advisory and investment services. First National Wealth Advisory Services, a subsidary of the Bank, also provides investment, financial planning, and retirement services as well as long term care and term life insurance.

The Bank currently operates 15 branch offices and 21 Automated Teller Machines in Chester County, and is a member of the Federal Deposit Insurance Corporation (FDIC).

President's Message



Dear Fellow Shareholders,

It's my pleasure to share with you the latest news from First National Bank of Chester County, an institution I have had the honor of managing for nearly three decades. I anticipate the new challenges for the next decade. The September 11 terrorist attacks have resulted in WAR and changed our strategies for the future. We expect more from our present resources, and will *"batten down the hatches for the long haul."*

In 2001, the country endured an erratic stock market, a difficult labor market, terrorist attacks, and reduced consumer confidence. These factors adversely impacted First National over the past year. Net income for the year ended December 31, 2001 was $3.3 million compared to $6.0 million last year. Results were effected by partial write downs on a few isolated lending relationships that experienced operating difficulties. Other major factors effecting income were the rapid decrease in the National Prime Rate as well as a general slowing of the economy. Nevertheless, First National prevailed through these economic turns, and thanks to a growth and expansion strategy, emerged well positioned for the future.

"In 2001, the total return of our stock was 12.8%, outperforming the S&P 500 and the Nasdaq*."

Highlights of 2001 included First National receiving over $100 million in new investment relationships and deposits (Over $65 million received from local municipalities and government agencies and over $35 million received from local businesses), a year-end total return of 12.8% on our common stock, the construction and opening of three New Branches, introduction of First National Wealth Advisory Services, and implementation of exciting, new technologies.

Financial Management Services (FMS) also experienced outstanding growth in 2001. FMS assets under management and custody increased 11.7% to $497.1 million. The increases in FMS asset levels are the result of new business developed primarily from individuals, local businesses and governmental agencies. This growth was partially offset by declines in stock market valuations.

We also experienced tremendous growth from some of our departments, such as Equipment Leasing. Equipment Leasing's net outstandings for the year ended December 31, 2001 were $30.8 million. Income from Equipment Leasing increased to $2.5 million, a 17% increase over the same period in 2000. These results can be attributed to aggressive marketing efforts and outstanding service to our customers.

All this was achieved in spite of a challenging economic climate and without sacrificing the security and commitment that our Customers, Shareholders, and the Community have come to expect of First National over the past 138 years.

*The total return on our common stock was calculated by adding the dividend yield and the percentage increase in the stock price from December 31, 2000 to December 31, 2001. The dividend yield was calculated by dividing the total dividends paid in 2001 per share of stock by the stock price on December 31, 2001. For purposes of these calculations, the stock price on a given day is the average of the highest bid and lowest ask prices quoted by our market makers each date.

First National Wealth Advisory Services

First National Wealth Advisory Services, located on 1450 East Boot Road in West Chester, provides customers with investment and financial products which compliment the services available in the Bank's Financial Management Services Department. This new subsidiary of the Bank, managed by Kathleen O'Shaughnessy, offers mutual funds, financial planning, and brokerage services to all customers. The creation of this subsidiary allows First National to offer more services to meet the financial needs of Chester County.



First National Wealth Advisory Services
(l to r) Denise Michel, Kathleen O'Shaughnessy, Matthew Snyder, and Paul Kingston (not pictured)

Technology

As you will see in this report, we have also expanded the services we offer to our customers on our Internet site (www.fnbchestercounty.com) in an effort to bring "real time" banking to customer's homes and offices. Enhancements include customizable alert messages, on-line delivery of your bank statement, and download capabilities into Intuit's Quicken® and Microsoft's Money™ personal financial software. As our lives get busier, we see our technological improvements as another way to meet our customers' needs while remaining "Your Hometown Bank®."


First National Bank
of Chester County™

Three New Branches Opened

In 2001, we opened three new full-service branches throughout Chester County. Our expansion strategy illustrates our commitment to providing superior financial services for customers living throughout the County.



The Lionville Branch, located at 111 E. Uwchlan Avenue (on the corner of Route 113 and Sheree Boulevard), opened in June 2001. This branch office houses additional Commercial Lending, Financial Management, and other administrative offices.



The New Garden Branch, located at 741 Cypress Street in Kennett Square, opened in August 2001. This branch office provides banking services to southern Chester County.



The Hershey's Mill Branch, located at 1371 Boot Rd. in West Goshen, opened in December 2001. This branch office is a full service branch with special emphasis on financial and retirement planning to meet the needs of Hershey's Mill residents and the surrounding community.

This year has been one of challenges as well as significant opportunities for your Bank. With our exciting new branch locations, expanded financial service offerings, and state-of-the-art technology, I am confident that First National is well positioned for future growth and enhanced shareholder value.

On behalf of all the Directors, Officers, and Employees, I would like to thank you, our Shareholders, for your support and loyalty.

Sincerely,

Charles E. Swope

CHARLES E. SWOPE
Chairman of the Board and President

Salute *to* Veterans

We are proud of those Veterans on the First National Bank Team as shown in the photograph taken at the Chester County Courthouse.



(Front L to R) **Lt. John Featherman III**, USN; **Sgt/Maj. Clifford E. DeBaptiste**, US Army; **Capt. David L. Peirce**, USAF; **Col. Charles E. Swope**, USMC; **Cpl. John J. Ciccarone**, US Army; **Cpl. John B. Waldron**, US Army; **Spc. Joy Malinowski**, PA Nat'l Guard; **Lt. Carl Werner**, USN. *(Back L to R)* **Petty Officer 2nd Ed Weiss**, USN; **Spc. Tom Delaney**, PA Nat'l Guard; **Sgt. Richard Kaufmann**, US Army Reserves; **Cpl. George Hughes**, US Army; **Petty Officer 2nd Robert Ney**, USN; **Pvt. Jack Jarrett**, US Army; **Sgt. Dennis Garvine**, US Army; **Sgt. Steve Ramsay**, US Army; **Brian Brantley**, USN; **Sgt. Clyde Williams**, US Army; **Cpl. Sam Bruno**, US Army and **Sgt. Richard Swift**, Army Nat'l Guard.*(Not Pictured)* **Sgt. John Halsted**, US Army; **Cpl. George Good**, US Army; **Petty Officer 3rd Thomas Hoehle**, USN; **Pvt. Jonas Homa**, US Army; **Donald Lundberg**, USN; **A/2c Bill Mann**, USAF, **1st Lt. Brenton Wallace**, Army Nat'l Guard and **Petty Officer 1st Larry Taylor**, USN.

Board of Directors



Charles E. Swope
Chairman of the Board



David L. Peirce



Clifford E. DeBaptiste



John B. Waldron



John A. Featherman, III



John J. Ciccarone



John S. Halsted



M. Robert Clarke



J. Carol Hanson

The Board of Directors of First National Bank of Chester County plays an integral role in the decisions and growth of the Bank. Their guidance and dedicated service has helped FNB become the premier financial services business in Chester County. Each Board member is a respected leader in his or her field, with expertise in areas of insurance, banking, health administration, law, accounting, and business. They each bring a unique and valuable perspective and provide a foundation of progressive leadership on which the Bank grows.

Our Board of Directors is also unique in the quality and years of dedication they provide. The length of service for current board members averages 17 years. For the past ten years, they have been re-elected by a Shareholder majority of 80 percent, and are re-certified each year.

Salute *to our* **Police, Firefighters & Ambulance Personnel**


CUSTOMER APPRECIATION
October 29 th
thru
November 2 nd
First National Bank
of Chester County

(L to R) Mayor Clifford DeBaptiste, Good Fellowship Ambulance's Michael Groff, Police Chief Scott Bohn, FNB President Charles E. Swope, Fire Chief John Brill, First West Chester Fire Co. Sean Mitchell

During Customer Appreciation Week, First National Bank honored our Police Department, Fire Department and Ambulance Association for their magnificent service to our communities. Over 2,000 attended this year's celebration.

Senior Management Team



Seated (left to right) are: Kevin C. Quinn–Executive Vice President, Charles E. Swope–President & CEO, Peter J. D'Angelo–Executive Vice President, and J. Duncan Smith–Executive Vice President
Standing (left to right) are: William D. Wagenmann, Jr.–Senior Vice President, David W. Glarner–Senior Vice President, Linda M. Hicks–Senior Vice President, Richard M. O'Donnell–Senior Vice President, Patricia A. Travaglini–Senior Vice President Richard W. Kaufmann–Senior Vice President, James K. Gallagher–Senior Vice President, Anthony J. Poluch Jr.–Senior Vice President

Sound and forward-thinking management is the key to the success of First National Bank of Chester County. The Bank has been blessed with accomplished and dedicated management – from our first days with one part-time president to today's exceptional executive management team of 12 full-time professionals.

With an average of 15 years service to the Bank, our management team is committed to satisfying all the financial needs of our customers and shareholders. Together they represent 185 combined years of banking expertise.

They are also active members of the community they serve, giving their time, energy and leadership to organizations such as Chester County Rotary Clubs, United Way, Lions Club, YMCA, Chamber of Commerce and many other civic groups.

ONE BILLION DOLLARS*

*Combined Assets of the Bank and Assets under Management by Financial Management Services

We have made history at First National Bank in that the combined assets of our Commercial Department and the Financial Management Services Department have exceeded $1 billion dollars.

Commercial Assets	$584 Million
Financial Management Assets	$497 Million
Combined Assets	$1.081 Billion

"Congratulations to all of the Directors, Officers and Employees for this momentous occasion in the history of our Bank!"
– CHARLES E. SWOPE, Chairman of the Board and President


$1BILLION
$500,000,000
CD
CD
CD
FMS
FMS
FMS

Assets of the Bank (CD) and Assets under Management by Financial Management Services (FMS)



"You don't need to be rich to start planning. Whether a customer is just starting out or well established, it is never too early or too late. Realizing that each customer is at a different point in his or her life, with different needs and expectations, the bank offers a variety of planning services. These services combine traditional objectives and today's technology driven information, management and planning tools to produce customized programs that meet the specific needs of each customer."

Kevin C. Quinn
Executive Vice President, Financial Management Services

The Financial Management Services Division of First National Bank has been providing Trust, Investment, Retirement and Cash Management Services since 1919. For over 80 years, First National has distinguished itself by its dedication to deliver personalized service individually tailored to each client's specific needs.
Over this period of time the Bank has developed a reputation for its proven ability to deliver a high degree of client satisfaction. This reputation is based on the Bank's philosophy of assigning a team of professionals, experts in investments, trust and estate administration, and taxation, to each and every client. These professionals, most of whom have been at First National for many years, are devoted to getting to know their clients and understanding each client's goals and objectives.

For our clients, the continuity of this relationship team provides an opportunity to feel confident that First National does understand their specific needs and will work hard to help them achieve their goals.


Financial management at First National is founded on several guiding principles:
• Personal attention
• Disciplined investment management
• Defined investment philosophy
• Continuity of bank relationship team

Our Philosophy

First National's financial management philosophy starts and ends with personal attention. Initially, a dedicated FMS team works closely with clients to:

- Determine specific goals, developing an individual "Investment Profile", which includes such factors as risk tolerances, tax concerns, liquidity needs, and performance expectations.
- Develop an investment program based upon the Investment Profile.
- Implement that investment program to create a portfolio designed to achieve those goals.

Thereafter, accounts are continually monitored by our investment professionals to:

- Maintain the agreed upon portfolio structure.
- Make any adjustments precipitated by changes to the Investment Profile.
- Assure continued suitability of investments through the use of sophisticated investment research and computer software.

Accounts also regularly undergo a more formal committee review to monitor overall performance and to insure coordination with our Administrators.



"I am often asked how do we differ from investment account executives. When comparing our investment managers with account executives, several significant differences surface. Our process usually produces a more detailed written investment policy, a more calculated portfolio structure, and a continually monitored account. Another important difference is method of compensation. Rather than being transaction oriented, our compensation is based upon portfolio value. As a result, there is no motivation to generate transactions other than to benefit clients. These differences, along with our depth of knowledge and experience, not only in portfolio management, but also with regard to taxation, retirement and estate planning, set us apart."

Carl Werner, CFP
Vice President and Senior Trust Investment Officer

Banking at the speed of light... that's what a financial institution must offer its customers in order to remain competitive in the Information Age. At First National, we bring together 138 years of banking experience with the latest information technology to deliver the kind of fast, efficient service that our customers demand. At the same time, by streamlining communications, reducing redundancies, and improving data access and storage, we're also able to lower our operating costs.

In 2001, we made significant progress toward bringing real-time information to you which is only a click away. This past year we implemented many new technologies for the benefit of both our customers and employees.

"Whether a customer does their banking via the Internet, by telephone or in person, technology is having a profound effect on the processes, policies and procedures the bank uses. Because of technology we are able to offer our customers a wide array of new products and services never before available. In addition, we are able to conduct all aspects of their business faster and more efficiently than ever before. The result is that all customers, no matter how they do business with the bank, are receiving a higher level of quality and service."

J. Duncan Smith, CPA
Executive Vice President, Financial Support Services



Here are some services we introduced in 2001

Effective July, the Bank introduced **Bounce Protection**, an automated check protection service designed to help customers avoid the embarrassment, confusion and added expense that results from returned checks. This system enables the Bank to honor overdrafts up to a pre-set limit, based on account type.

We also added **First Phone**, a 1-800 automated telephone banking service. With First Phone, customers have access to their account information 24 hours a day, 7 days a week. This fully integrated system, provides customers with the ability to:

- Receive faxed checking account statements
- Make payments on First National Bank loans
- Transfer funds between First National Bank accounts
- Get extensive account history
- Receive information on prior year interest paid and reported on your 1099/1098
- Get up-to-date rate information for all First National deposit and loan products
- Access CD and IRA account info
- Select language option (English or Spanish)



"For the past year our goal has been to **make our web site more convenient and user friendly.** Not only is it the highway by which people reach our Internet banking resources, but it is also an informational and educational tool.

Our site contains a range of financial calculators, a community calendar, lists and descriptions of places to visit in the county, current bank news, a photo archive and links to the local school districts. By visiting these various areas, people can retrieve information, and can also become more familiar and comfortable with how to utilize the web. If you choose to link to another site you can return to our site with a simple mouse click, avoiding getting lost in cyberspace."

Stephanie Giangiulio
Vice President and Marketing Director

The new **Vertex Teller** software system helps tellers perform their function quickly and efficiently, by bringing up-to-date information and other resources to the teller work station. Customers experience:

- quicker transaction times,
- shorter wait times,
- enhanced access to account information and safeguards to reduce fraudulent activity.

In 2002, the Bank will initiate a new imaging program called **4Sight Check Imaging** that converts hard copy checks into computer images. All checks will be accessible at computer desk tops bank-wide. Bank employees (and ultimately customers that use NetTeller) can research, view and print checks as needed.

Also coming in 2002, is **Streamline**, an automated branch platform system that speeds up the account opening and maintenance process. In the past, all account information was entered manually at the operations center. Now, all new account openings and account maintenance will be performed instantly at the branch, providing faster, more accurate and convenient service to our customers.

Several new software programs were added to the Bank's core software system in 2001 that will complement current and future applications. **Pin Point Report Retrieval** and **Silhouette Document Imaging,** will enhance back room operations. These computer-based imaging software systems capture and record important records and documents electronically that will in turn, expedite research, reduce paperwork and costs to the Bank and the customer.

First National continues to explore new systems that offer the customer the conveniences of technology and the flexibility that comes with tradition.



"Throughout 2001 and into 2002 we are working to integrate internal, and customer banking technologies so that both groups can have their information needs met instantly. This technology integration makes it possible to greatly reduce or eliminate large quantities of paperwork and processing. As a result, our bank representatives have more time to spend in direct person to person contact. Technology is literally allowing us to make the bank and its personnel more people interactive."

David L. Wilson
Vice President, Management Information Services



Traditional Bank services are the cornerstone on which FNB has built its business. For more than 138 years, First National has committed its lending department to helping both people and businesses of all types grow and meet their goals. Such commitment to the growth of Chester County is unsurpassed. From personal car loans to high-tech startup loans, from commercial mortgages to home equity loans– FNB has always been there.



David W. Glarner and James McLaughlin at the Applebrook Golf Course and new home site financed by FNB.

"Our primary objective today, as in the past, for our Commercial Mortgage Department has been to support the growth of Chester County. By utilizing creative lending techniques we try in every way possible to meet the financial needs for mortgages of both real estate developers and owner/users of commercial properties."

David W. Glarner
Senior Vice President,
Commercial Mortgages

Chester County's newest golf club community.

Applebrook is a community of sixty-four Carriage Homes and eleven Manor Homes, adjacent to a championship golf course designed by renowned golf course architect, Gill Hanse. The homes at Applebrook are also designed to incorporate classic Main Line style.


APPLEBROOK
GOLF CLUB

Applebrook Club House overlooks the Applebrook Golf Course and Country Club Community in Malvern, PA.

For the past thirteen years First National's Leasing Department has given Chester County businesses another financing option. By providing this alternate method of equipment acquisition First National business customers can stay ahead of the technology curve and position themselves for future growth.

"In today's highly competitive and rapidly changing technological world, 100% Equipment Lease Financing is the most efficient and effective way to achieve cash flow conservation. Through our Equipment Leasing Program we are able to help our customers stay current and competitive."

James K. Gallagher
Senior Vice President, Leasing



Arthur Needhem, Donald Needham, Jr. and Donald Needham with James Gallagher at the Hi-Tec Corporation standing in front of a computerized composting machine financed by FNB.



George Ruggieri, Mark Ruggieri and Gerry Burnes in front of the new General Sales showroom.

It was a cold day on December 21, 1997, when General Sales Cadillac Dealership suffered a terrible loss. Their entire showroom was destroyed by fire. George Ruggieri, attributes their company's survival to both a loyal customer base and the full support of First National Bank of Chester County, the sole refinancer of their new property. The company had 33 employees — not one of which lost a day's pay during the rebuilding — and operated out of a trailer in its used car lot for 39 months during reconstruction. "I am convinced that had we approached any other bank, we would have certainly been turned down," stated George Ruggieri. "First National Bank of Chester County was instrumental in helping us to save our business."

From Founding to Cyberspace:
First National Technology and Innovation through the Years

Technology and innovation are a long-standing tradition for First National Bank of Chester County. Formed after the National Banking Act of 1863, the Bank's roots stem from the new concept of a National Banking System. In 1867, a vault with 301 safe deposit boxes was installed, a first for Chester County. Throughout the rest of the 1800s, modern heating and electrical systems were incorporated into the bank. These technologies helped First National grow, and set the precedent for innovation that remains today.



FNB's vault installed in 1915

In 1915, First National opened its current headquarters at 9 N. High Street in West Chester. Wanting the best protection for its clients' assets, the Bank purchased a vault with a 17-ton circular door, the only one of its kind in the County. In 1949, installation of a modern alarm system and a telephone, forced ventilation, and illumination were installed in this vault, (*see photo, left*).

After World War II, the growth of suburbia and the use of automobiles heralded another innovative banking practice – the branch office, which let customers perform banking closer to their homes. First National opened its first suburban branch in 1956 in West Goshen Township. Over the next half-century, the Bank opened several more locations, and today, a total of 16 branches serve the families of Chester County.

In the mid 1960s, First National became one of the first banks to implement an automated data processing system called Magnetic Ink Character Recognition (MICR). This program was considered cutting-edge until 1979, when the Bank brought in one of the area's first computers. The implementation of the computer meant customer information could be obtained without telephoning other departments or perusing through files. In 1984, the bank installed a network of computers that stored large amounts of customer data. In 1998, new application software and a wide area network (WAN) became the system of choice.



MAC
MAC

FNB's first "ATM machine"

First National customers were the first in Chester County to bank at automated teller machines. The "ATM machine" was installed in the West Goshen branch in November of 1979 (*see photo, right*). Since then, the program has grown from one machine to twenty-one, with almost 100 percent of First National customers "tapping MAC" or using their cards to make purchases.



First National Bank of Chester County
Coupon
Your Hometown Bank®
Check out what's happening...
Get the FNB Stock Quote!

During 1999, the Bank introduced Internet banking services available at www.fnbchestercounty.com. Services include NetTeller, Bill Pay, FNB Net Cash Manager, and Portfolio Link. In the 16 months since its introduction, thousands of customers have "logged on" to enjoy the convenience of on-line banking.

Every year, FNB investigates and implements technology you can use – to access your finances, secure a loan, establish a trust, or watch your accounts grow. Stay tuned for more technologies to better serve you!

www.fnbchestercounty.com

Financial Highlights

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES
(Dollars in thousands, except per share)

INCOME & DIVIDENDS	2001	2000	1999
Net income	$3,332	$6,002	$5,217
Net income per share (basic)	0.75	1.33	1.14
Cash dividends declared	2,318	2,303	2,239
Cash dividends declared per share	0.52	0.51	0.49
AT YEAR END			
Total Assets	$584,332	$550,689	$511,902
Total Loans	448,110	406,889	354,338
Total Investments	80,741	94,195	113,040
Total Deposits	498,825	471,490	448,433
Stockholders' equity	43,839	43,012	38,182
Book value per share	9.91	9.61	8.40
Trust Assets at Market Value	497,120	445,150	429,597
PERFORMANCE & CAPITAL RATIOS			
Return on average assets	0.60%	1.15%	1.09%
Return on average equity	7.75%	15.03%	13.30%
Average shareholders' equity to average assets	7.79%	7.64%	8.17%
Leverage ratio	7.65%	8.19%	8.48%
Tier 1 capital ratio	9.50%	10.63%	10.73%
Total risk-based capital ratio	10.75%	11.88%	11.98%

Total Assets


Dollars in Thousands
$600
$580
$560
$540
$520
$500
$480
$460
$511,902
$550,689
$584,332
1999
2000
2001
Year

Gross Loans


$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$354,338
$406,889
$448,110
1999
2000
2001
Year

Total Deposits


$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$448,433
$471,490
$498,825
1999
2000
2001
Year

THE ANNUAL MEETING

The Annual Meeting of Shareholders of First Chester County Corporation will be held on Tuesday, March 12, 2002 at the West Chester Golf and Country Club, 111 W. Ashbridge Street, West Chester, Pennsylvania.

COMMON STOCK

First Chester County Corporation Common Stock is traded in the over-the-counter market under the symbol of "FCEC". Daily quotes can be found at **www.fnbchestercounty.com**.

DIVIDEND REINVESTMENT PLAN

First Chester County Corporation offers its shareholders a commission-free way to increase their investment in the Corporation. Through the Dividend Reinvestment Plan, holders of stock may have their quarterly dividends and monthly optional cash payments invested in additional common shares. Shareholders not yet enrolled in this plan, as well as brokers and custodians who hold stock for their clients, may receive plan information and enrollment cards by contacting our Shareholder Relations Department at the address shown below.

SHAREHOLDER ASSISTANCE

John Stoddart
Shareholder Relations Officer
First Chester County Corporation
P.O. Box 523
West Chester, PA 19381-0523
484-881-4141

TRANSFER AND DIVIDEND PAYING AGENT/REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Phone: 1-800-368-5948

FIRST NATIONAL WEALTH ADVISORY SERVICES

1450 East Boot Road
West Chester • 484-881-4684

Kathleen O'Shaughnessy
Managing Director

MARKET MAKERS

Janney Montgomery Scott, Inc.
1205 Westlakes Drive, Suite 380
Berwyn, PA 19312
John Conaboy 800-542-8846

Legg Mason Wood Walker
2 North Church Street
West Chester, PA 19380
Constantin Alio 800-610-3393

Monroe Securities, Inc.
(Investment brokers for institutions only)
47 State Street, 2nd floor
Rochester, NY 14614
Jack Rubens 800-766-5560

F. J. Morrissey & Co., Inc.
1700 Market Street
Suite 1420
Philadelphia, PA 19103
Tom Morrissey 215-563-8500

BANKING OFFICES

General Banking Info: 484-881-4000 ***First Phone: 1-866-316-1212***

Main Office
9 North High Street
West Chester • 484-881-4010

Market Street Office
17 East Market Street
West Chester • 484-881-4091

West Goshen Office
311 North Five Points Road
West Chester • 484-881-4460

Westtown-Thornbury Office
Routes 202 and 926
West Chester • 484-881-4520

Lionville Office
111 E. Uwchlan Ave.
Lionville • 484-881-4650

New Garden Office
741 West Cypress Street
Kennett Square • 484-881-4600

Exton Area Office
Route 100 and Boot Road
West Chester • 484-881-4550

Kennett Square Office
126 West Cypress Street
Kennett Square • 484-881-4570

Frazer Office
309 Lancaster Avenue, Westgate Plaza
Frazer • 484-881-4610

Matlack Office
887 S. Matlack Street
West Chester • 484-881-4425

Mortgage Center
1 South High Street
West Chester • 484-881-4250

Hershey's Mill Office
1371 Boot Road
West Chester • 484-881-4500

*RETIREMENT COMMUNITY BRANCHES

Crosslands • 484-881-4706
Kendal • 484-881-4701
Granite Farms • 484-881-4711
Lima Estates • 484-881-4716

**Limited to residents and employees only.*

ATM ONLY LOCATIONS

West Chester University
Sykes Student Union & Lawrence Cntr.
West Chester

Sheller Oil Company
603 Montgomery Ave.
West Chester

Chester County Hospital
701 East Marshall Street
West Chester

Exton Exxon
Rt. 100 & Rt. 30
Exton

Triple Fresh Market
801 Doerun Road
East Fallowfield

Boomers Family Entertainment Cntr.
1056 Gap-Newport Pike
Avondale

Government Services
Westtown Road
West Chester



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FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

FIVE-YEAR STATISTICAL SUMMARY

(Dollars in thousands, except per share data)

	December 31				
STATEMENTS OF CONDITION	2001	2000	1999	1998	1997
Assets	$584,332	$550,689	$511,902	$470,693	$431,368
Loans	448,110	406,889	354,338	320,395	318,899
Investment securities	80,741	94,195	113,040	109,786	77,598
Deposits	498,825	471,490	448,433	418,398	374,249
Stockholders' equity	43,839	43,012	38,182	39,723	36,213
Financial Management Services assets, at market value	497,120	445,150	429,597	405,217	348,069

	Year Ended December 31				
STATEMENTS OF INCOME	2001	2000	1999	1998	1997
Interest income	$38,985	$ 39,728	$ 35,107	$ 33,753	$ 32,114
Interest expense	15,586	16,983	14,543	14,135	13,351
Net interest income	23,399	22,745	20,564	19,618	18,763
Provision for possible loan losses	2,929	876	799	911	1,135
Net interest income after provision for possible loan losses	20,470	21,869	19,765	18,707	17,628
Non-interest income	6,638	6,112	5,008	4,687	3,787
Non-interest expense	22,415	19,724	17,506	16,278	14,911
Income before income taxes	4,693	8,257	7,267	7,116	6,504
Income taxes	1,361	2,255	2,050	2,100	1,889
Net income	$ 3,332	$ 6,002	$ 5,217	$ 5,016	$ 4,615
PER SHARE DATA [(1)]					
Net income per share (Basic)	$ 0.75	$ 1.33	$ 1.14	$ 1.09	$ 1.00
Net income per share (Diluted)	$ 0.74	$ 1.31	$ 1.13	$ 1.07	$ 1.00
Cash dividends declared	$ 0.52	$ 0.51	$ 0.49	$ 0.47	$ 0.43
Book value	$ 9.91	$ 9.61	$ 8.40	$ 8.61	$ 7.89
Basic weighted average shares outstanding	4,451,351	4,511,761	4,571,929	4,609,874	4,580,814
Diluted weighted average shares outstanding	4,495,357	4,531,145	4,624,370	4,676,031	4,619,620

(1) All per share data has been retroactively adjusted for stock splits and stock dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion is intended to further your understanding of the consolidated financial condition and results of operations of First Chester County Corporation (the "Corporation") and its wholly-owned subsidiaries, The First National Bank of Chester County (the "Bank") and Turks Head Properties, Inc. It should be read in conjunction with the consolidated financial statements included in this report.

In addition to historical information, this discussion and analysis contains statements relating to future results of the Corporation that are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can often be identified by the use of forward-looking terminology such as "believes," "expects," "intends," "may," "will," "should" "or anticipates" or similar terminology. These statements involve risks and uncertainties and are based on various assumptions. Investors and prospective investors are cautioned that such statements are only projections. The risks and uncertainties noted below, among others, could cause the Corporation's actual future results to differ materially from those described in forward looking statements made in this report or presented elsewhere by Management from time to time.

These risks and uncertainties include, but are not limited to, the following: (a) loan growth and/or loan margins may be less than expected due to competitive pressures in the banking industry and/or changes in the interest rate environment; (b) general economic conditions in the Corporation's market area may be less favorable than expected resulting in, among other things, a deterioration in credit quality causing increased loan losses; (c) costs of the Corporation's planned training initiatives, product development, branch expansion, new technology and operating systems may exceed expectations; (d) volatility in the Corporation's market area due to recent mergers of competing financial institutions may have unanticipated consequences, such as customer turnover; (e) changes in the regulatory environment, securities markets, general business conditions and inflation may be adverse; (f) impact of changes in interest rates on customer behavior; (g) estimated changes in net interest income; (h) anticipated pressure on net yields; (i) the impact of changes in demographics on branch locations; and (j) technological changes. These risks and uncertainties are all difficult to predict and most are beyond the control of the Corporation's Management.

Although the Corporation believes that its expectations are based on reasonable assumptions, readers are cautioned that such forward looking statements are only projections. The Corporation undertakes no obligation to publicly release any revisions to the forward-looking statements to reflect events or circumstances after the date of this report.

EARNINGS AND DIVIDEND SUMMARY

In 2001, net income decreased $2.7 million or 44.5% from $6.0 million to $3.3 million. The decrease in net income is primarily the result of an increase in the provision for loan losses as compared to the provision taken in 2000. This increase is primarily due to the partial charge-off's of specific commercial loan relationships that have had operating difficulties and/or have been impacted by the slowdown in the national and local economies. In addition to impacting earnings, the situation with these borrowers also impacted loan delinquencies as the remaining balance of these loans were placed on non-accrual status. Despite the problems with these several borrowers, the quality of the Bank's loan portfolio and the underwriting standards Management applies to loans in the portfolio remain strong. As of January 2002, $205 thousand of the loans charged-off in 2001 has been recovered. Other factors impacting 2001 earnings were the rapid interest rate decreases engineered by the Federal Reserve during 2001 and the costs associated with the Bank's branch expansion program. These factors were partially offset by growth in earning assets and management's strategic innovation to offer additional services to the Bank's customers to increase non-interest income components.

In 2000, net income increased $785 thousand or 15.0% to $6.0 million from $5.2 million in 1999. The increase in net income was the result of increases in interest income earned from our loan portfolio and non-interest income sources, partially offset by increases in interest expense for deposits and borrowings and increases in operating expenses. Net interest income benefited from Federal Reserve interest rate increases and corresponding increases in interest rates earned throughout the year. The primary factor contributing to the increase in non-interest income was a gain on the sale of two fixed assets. These gains are considered non-recurring and are not expected in future time periods.

On a per share basis, 2001 earnings were $0.75, a decrease of 43.6% over 2000 earnings of $1.33. On a per share basis, 2000 earnings were 16.7% higher than 1999 earnings of $1.14. Cash dividends per share in 2001 were $0.52, a 2.0% increase over the 2000 dividend of $0.51. Cash dividends per share in 2000 were 4.1% higher than the 1999 dividend of $0.49. In the past, the Corporation's practice has been to pay a dividend of at least 35.0% of net income.

PERFORMANCE RATIOS	2001	2000	1999
Return on Average Assets	0.60%	1.15%	1.09%
Return on Average Equity	7.75%	15.03%	13.30%
Earnings Retained	30.43%	61.63%	57.08%
Dividend Payout Ratio	69.57%	38.37%	42.92%

The "Consolidated Average Balance Sheet" on page 29 may assist the reader in the following discussion.

NET INTEREST INCOME

Net interest income is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income, on a tax equivalent basis, increased 1.9% or $437 thousand, from $23.0 million in 2000 to $23.4 million in 2001, compared to a 10.7% increase or $2.2 million from 1999 to 2000. The increase in tax equivalent net interest income for 2001 was the result of lower yields paid on interest-earning liabilities and an increase in the volume of interest earning assets partially offset by a decrease in the yield on average interest-earning assets. The increases in net interest income are attributed to the growth of average interest-earning assets of 5.7% or $27.8 million from 2000 to 2001 and the yield on interest bearing liabilities, decreased 52 basis points or 12.9%, for the same period. The increase in average interest-earning assets in 2000 and 2001 was primarily the result of an increase in the average loans outstanding due to increased loan origination's stemming from steady loan demand, partially offset by a decrease in investment security balances. The increases in net interest income can be attributed to the increase of interest-earning assets of 7.9% or $35.5 million from 1999 to 2000. Increases in net-interest income from 1999 to 2000 were also the result of increases in the average net yield on interest-earning assets.

The 2001 net yield on interest-earning assets was negatively impacted by the falling interest rate environment throughout the year and future declines will continue to put pressure on the net yield. Another factor impacting the net-yield on interest-earning assets was the reversal of interest and fees associated with several large loans placed on non-accrual during the year. Yields paid on interest-bearing liabilities decreased primarily due to the lowering of rates paid on deposit accounts as the Corporation reacted to external rate changes and tried to offset the decrease in asset yields. The increase in the Corporation's average net yield on interest-earning assets in 2000 was primarily the result of an increase in the average yield earned on its interest-earning assets, partially offset by an increase in the cost or average yield paid on interest bearing liabilities. The Corporation anticipates continued pressure on the net yield on interest-earning assets as competition for new loan business remains strong and the cost of incremental deposit growth and other funding sources becomes more relatively expensive. Average net yields on interest-earning assets, on a tax equivalent basis, are shown on the following page.

AVERAGE INTEREST RATES (ON A TAX EQUIVALENT BASIS)

YIELD ON	2001	2000	1999
Interest-Earning Assets	7.58%	8.21%	7.83%
Interest-Bearing Liabilities	3.76	4.28	3.99
Net Interest Spread	3.82	3.93	3.84
Contribution of Interest-Free Funds	0.73	0.79	0.76
Net Yield on Interest-Earning Assets	4.55%	4.72%	4.60%

INTEREST INCOME ON FEDERAL FUNDS SOLD

Average federal fund balances increased $7.0 million to $7.8 million in 2001 from $794 thousand in 2000. During both years excess cash was used to fund loan growth.

INTEREST INCOME ON INVESTMENT SECURITIES

On a tax equivalent basis, interest income on investment securities, decreased $1.9 million or 27.3%, from $7.0 million in 2000 to $5.1 million in 2001, compared to a $228 thousand increase from 1999 to 2000. The decrease in investment interest income from 2000 to 2001 was the direct result of a $20.9 million decrease in the average balance of investment securities and a 63 basis point decrease in the yield on investment securities. The decrease in investment interest income from 1999 to 2000 was the result of a $9.2 million decrease in the average balance of investment securities, partially offset by a 32 basis point increase in the yield on investment securities. For 2000 and 2001, decreases in average investment securities were the result of sales of available for sales securities, periodic payments (securities paydowns) and normal maturities. The funds received from such payments and sales are being used to support loan growth.

INTEREST INCOME ON LOANS

Loan interest income, on a tax equivalent basis, generated by the Corporation's loan portfolio increased 2.3%, from $32.9 million in 2000 to $33.7 million in 2001. The increase in interest income for the year was the direct result of an increase of $41.7 million in the average balance of loans outstanding, offset by a 69 basis point decrease in the average rates earned on the loan portfolio. Interest income, on a tax equivalent basis, generated by the Corporation's loan portfolio increased 17.7%, from $27.9 million in 1999 to $32.9 million in 2000. The increase in interest income for 2000 was the direct result of an increase in average balances of $46.2 million and a 28 basis point increase in the average rates earned on the loan portfolio. Interest income on loans was also impacted by the reversal of interest and the income associated with loans placed on non-accrual during the third and fourth quarters of 2001. It is anticipated that any future pricing pressure will continue to reduce overall loan yields and net interest margins for future time periods. In addition, any future decreases in the prime interest rate are expected to have a negative impact on interest income. Competitive fee reductions could also negatively affect non-interest income.

INTEREST EXPENSE ON DEPOSIT ACCOUNTS

Interest expense on deposits decreased 7.3% from $15.3 million in 2000 to $14.2 million in 2001. The decrease in interest expense on deposits from 2000 to 2001 was the result of 11.6% or 48 basis point decrease on rates paid on interest bearing deposits, off-set by a 4.6% or $17.0 million increase in average interest bearing deposits. Interest expense on deposits increased 10.3% from $13.9 million in 1999 to $15.3 million in 2000. The increase in interest expense on deposits from 1999 to 2000 was the result of increases in average interest-bearing deposit balances of $18.0 million and a 20 basis point increase in the rates paid.

While total average interest-bearing deposits have grown 4.6% and 5.1% in 2001 and 2000, respectively, the components have not grown proportionately. During 2001, average savings, NOW, and money market deposits increased $9.7 million or 4.2%, while average certificates of deposit and other time deposits increased $7.2 million or 5.2%. During 2000, average savings, NOW, and money market deposits increased $25.3 million or 12.4%, while average certificates of deposit and other time deposits increased $7.3 million or 5.0%. Because interest rates paid on CD's and other time deposits are generally higher than interest rates on savings, NOW and money market deposits, the mix of our deposits will affect our overall interest expense on deposits.

The Corporation's effective rate on interest-bearing deposits changed from 3.91%, 4.17%, 4.25%, and 4.35% in the first, second, third, and fourth quarters of 2000, respectively, to 4.18%, 3.91%, 3.45%, and 2.99% in the first, second, third, and fourth quarters of 2001, respectively. Competition for deposits from other banks, Internet banks, and non-banking institutions such as credit unions and mutual fund companies continues to grow. Despite the competition, the Corporation's deposit base continues to grow and growth is expected to continue for future time periods. The Corporation has benefited from our three new branches located in Lionville, New Garden and Hersheys Mill, which opened in 2001.

PROVISION FOR LOAN LOSSES

During 2001, the Corporation recorded a provision for loan losses of $2.9 million, compared to $876 thousand and $799 thousand in 2000 and 1999, respectively. Net charge-offs in 2001 were $ 3.2 million, compared to $528 thousand and $415 thousand in 2000 and 1999, respectively. Net charge-offs as a percentage of average loans outstanding were 0.76%, 0.14%, and 0.13% for 2001, 2000, and 1999, respectively. The allowance for loan losses was $6.3 million or 1.42% of loans outstanding at December 31, 2001. The increased provision for loan losses taken in the third and fourth quarters of 2001 to offset the partial charge-off's specific commercial loans that have had some operating difficulties and/or have been impacted by the slowdown in the national and local economies and to provide for the increase in delinquent loans.

NON-INTEREST INCOME

Total non-interest income increased $526 thousand or 8.6%, from $6.1 million in 2000 to $6.6 million in 2001, compared to an increase of $1.1 million or 22.0% from 1999 to 2000. Components of non-interest income include Financial Management Services revenue, which decreased $131 thousand or 4.3%, from $3.1 million in 2000 to $2.9 million in 2001, compared to an increase of $514 thousand or 20.3% from 1999 to 2000. The market value of Financial Management Services assets under management and custody increased $51.9 million or 11.7%, from $445.2 million at the end of 2000 to $497.1 million at the end of 2001, and increased $15.6 million or 3.6% from 1999 to 2000. The 2001 and 2000 increases in market value of assets under management are attributable to new business development in the areas of trust, investment and pension management offset by a downturn in financial markets.

Service charges on deposit accounts increased $422 thousand or 40.1% from $1.1 million in 2000 to $1.5 million in 2001 compared to a increase of $60 thousand or 6.1% from 1999 to 2000. This increase can be attributed to the growth in the number and volume of deposit accounts for the current periods when compared with the same periods last year and the introduction of the Bounce Protection® product in July of 2001. Management expects this component of non-interest income to continue to grow.

During 2001, the Corporation realized securities gains of approximately $180 thousand compared to a loss of $35 thousand in 2000. The gains in 2001 were taken as a result of security sales for liquidity purposes. The losses in 2000 reflects Management's decision to sell certain low-yielding investment securities at a loss in order to reinvest the proceeds in investments that will contribute higher interest income in future periods. In 2000, the corporation realized a gain of $562 thousand on the sale of two fixed assets.

Other non-interest income increased $582 thousand or 39.3% to $2.1 million in 2001 from $1.5 million in 2000. The increase in other non-interest income is attributed to increased rental, merchant processing, and debit card revenues. Other non-interest income increased 16.5% to $1.5 million in 2000 from $1.3 million in 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NON-INTEREST EXPENSE

Total non-interest expense increased $2.7 million or 13.6%, from $19.7 million in 2000 to $22.5 million in 2001, compared to an increase of $2.2 million or 12.7% from 1999 to 2000. The growth in non-interest expense reflects the increased costs incurred to service the Corporation's expanding customer base. During 2001 the Corporation opened three new branches, Lionville, New Garden, and Hershey's Mill. The costs associated with these branches have increased non-interest expense. Additional operating expenses associated with the increases in staff and premises also contributed to the increase as the Corporation continues to expand into Chester County and open new branches.

Salary and employee benefits increased $1.3 million or 11.6%, from $11.0 million in 2000 to $12.3 million in 2001. As the Corporation expands, increased staff, annual employee raises, and the cost of providing benefits increase. It is anticipated that this component of non-interest expense will continue to rise. Salary and employee benefits increased $1.3 million or 13.5% from 1999 to 2000, primarily as a result of an average 4.0% in salary increases. The Corporation's full-time employees were 221, 204, and 170 at the end of 2001, 2000, and 1999, respectively and the Corporation's part time employees were 58, 70, and 25 at the end of 2001, 2000, and 1999, respectively.

Net occupancy, equipment and data processing expense increased $374 thousand or 9.3%, from $4.0 million in 2000 to $4.4 million in 2001. The increases are a direct result of the Corporations growth as well as increased computer and related equipment costs associated with the expansion, upgrading and maintenance of personal computers and our networking infrastructure. Increases in the Corporation's facilities and branch offices also contributed to the increase. As the Corporation expands its presence in Chester County and increases its offerings of products and services these costs will continue to rise. Net occupancy, equipment and data processing expense increased $245 thousand or 6.5% from 1999 to 2000.

The costs of purchased services decreased 5.3% from $1.2 million in 2000 to $1.1 million 2001. This decrease can be attributed to legal fees incurred to restructure the corporate entity in 2000. Other non-interest expense increased $1.1 million or 31.7% from $3.5 million in 2000 to $4.6 million in 2001. This increase is due to a loss on the sale of certain fixed assets, increased OREO expense, increased costs associated with the Corporations' to Community Development Corporation (CDC) equity investments, and increased operating costs associated with the Corporation's growth. Preliminary plans for the opening of additional branch sites continue to be pursued. The Corporation believes that the costs associated with achieving these objectives will have a direct impact on all the above components of non-interest expense. It is anticipated that increased costs and expenses will be offset over time by increases in net interest and fee income generated by business in new marketing areas.

Additional components of non-interest expense are the FDIC's Bank Insurance Fund ("BIF") assessments and Pennsylvania Bank Shares Tax. The BIF insurance assessment was $0 for 2001, 2000, and 1999. On January 1, 1997, in accordance with the Deposit Insurance Act of 1996 an additional assessment by the Financing Corporation ("FICO") became applicable to all insured institutions. This assessment is not tied to the FDIC risk classification. The BIF FICO assessment is 1.820 basis points per $43 in deposits for 2001. The Bank's assessment for the BIF FICO in 2001 was $44 thousand. Bank Shares Tax was 1.10%, 1.07%, and 1.09% of average stockholders' equity for 2001, 2000, and 1999, respectively. In 2000 and 1999 bank shares tax expense benefited from credits related to community development projects which were not available in 2001. The Pennsylvania Bank Shares Tax is based primarily on Bank stockholders' equity and paid annually.

INCOME TAXES

Income tax expense was $1.4 million in 2001 compared to $2.3 million in 2000 and $2.1 million in 1999, representing an effective tax rate of 29.0%, 27.3%, and 28.2%, respectively. Tax rates in 2000 and 1999 were reduced by tax credits resulting from investments in a community development project.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED AVERAGE BALANCE SHEET AND TAX EQUIVALENT INCOME/EXPENSES AND RATES FOR THE YEAR ENDED DECEMBER 31, 2001

(Dollars in thousands)	2001			2000			1999		
	Daily Average Balance	Interest	Rate	Daily Average Balance	Interest	Rate	Daily Average Balance	Interest	Rate
ASSETS									
Federal funds sold	$ 7,774	$ 256	3.29%	$ 794	$ 45	5.67%	$ 2,398	$ 114	4.75%
Interest bearing deposits in Banks	238	5	2.10%	186	4	2.15%	117	3	2.56%
Investment securities									
Taxable	84,466	4,980	5.90%	104,927	6,874	6.55%	114,175	7,102	6.22%
Tax-exempt [1]	1,814	134	7.40%	2,224	160	7.19%	2,165	160	7.39%
Total investment securities	86,280	5,114	5.93%	107,151	7,034	6.56%	116,340	7,262	6.24%
Loans [2]									
Taxable	417,093	33,331	7.99%	372,123	32,312	8.68%	326,021	27,337	8.39%
Tax-exempt [1]	2,801	278	9.91%	6,088	549	9.02%	5,945	571	9.61%
Total loans	419,894	33,609	8.00%	378,211	32,861	8.69%	331,966	27,908	8.41%
Total interest-earning assets	514,186	38,984	7.58%	486,342	39,944	8.21%	450,821	35,287	7.83%
Non-interest-earning assets									
Allowance for possible loan losses	(6,579)			(6,546)			(5,998)		
Cash and due from banks	23,782			23,647			22,681		
Other assets	20,484			19,196			16,964		
Total assets	$551,873			$522,639			$484,468		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Savings, NOW, and money market deposits	$240,000	$5,869	2.45%	$230,304	$ 7,320	3.18%	$204,986	$ 6,021	2.94%
Certificates of deposit and other time	147,016	8,313	5.65%	139,744	7,984	5.71%	147,091	7,854	5.34%
Total interest-bearing deposits	387,016	14,182	3.66%	370,048	15,304	4.14%	352,077	13,875	3.94%
Securities sold under repurchase agreements	$2,912	$ 96	3.30%	2,663	137	5.14%	2,741	110	4.01%
Federal Home Loan Bank advances And other borrowings	24,254	1,308	5.39%	23,919	1,542	6.45%	9,284	558	6.01%
Total interest-bearing liabilities	414,182	15,586	3.76%	396,630	16,983	4.28%	364,102	14,543	3.99%
Non-interest-bearing liabilities									
Non-interest-bearing demand deposits	88,923			80,415			72,493		
Other liabilities	5,759			5,670			6,028		
Total liabilities	508,864			482,715			442,623		
Stockholders' equity	43,009			39,924			41,845		
Total liabilities and stockholders' equity	$551,873			$522,639			$484,468		
Net interest income		$23,398			$22,961			$20,744	
Net yield on interest-earning assets			4.55%			4.72%			4.60%

(1) The indicated income and annual rate are presented on a tax equivalent basis using the federal marginal rate of 34%, adjusted for the TEFRA 20% penalty for 2001, 2000, and 1999.

(2) Nonaccuring loans are included in the average balance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY MANAGEMENT AND INTEREST RATE SENSITIVITY

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for business expansion. Liquidity management addresses the Corporation's ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature and to make new loans and investments as opportunities arise. Liquidity is managed on a daily basis enabling Management to monitor changes in liquidity and to react accordingly to fluctuations in market conditions. The primary sources of liquidity for the Corporation are funding available from the Federal Home Loan Bank ("FHLB"), deposit growth, and cash flow from the investment and loan portfolios. In addition, new deposits to NOW, money-market, savings, and smaller denomination certificates of deposit accounts provide additional liquidity. The Corporation considers funds from such sources to comprise its "core" deposit base because of the historical stability of such sources of funds. Additional liquidity comes from the Corporation's non-interest bearing demand deposit accounts and credit facilities. Other deposit sources include a three-tiered savings product and certificates of deposit in excess of $100,000. Details of core deposits, non-interest bearing demand deposit accounts and other deposit sources are highlighted in the following table:

DEPOSIT ANALYSIS

(Dollars in thousands)

	2001		2000		1999	
DEPOSIT TYPE	Average Balance	Effective Yield	Average Balance	Effective Yield	Average Balance	Effective Yield
NOW	$ 71,034	1.13%	$ 67,923	1.71%	$ 58,356	1.71%
Money Market	22,490	2.37	25,934	2.93	27,139	2.90
Statement Savings	47,077	2.53	48,514	3.04	49,144	3.00
Other Savings	1,758	2.39	2,092	2.72	2,280	2.76
CD's Less than $100,000	117,282	5.73	112,287	5.69	118,228	5.38
Total Core Deposits	259,641	3.58	256,750	3.84	255,147	3.79
Non-interest-Bearing Demand Deposits	88,923	--	80,415	--	72,493	--
Subtotal	348,564	2.67	337,165	--	327,640	--
Tiered Savings	97,641	3.38	85,841	4.50	68,067	3.97
CD's Greater than $100,000	29,734	5.36	27,457	5.80	28,863	5.19
Total Deposits	$475,939		$450,463	--	$424,570	--

The Bank as a member of the FHLB maintains several credit facility's secured by the Bank's mortgage-related assets. The Corporation utilizes borrowings from the FHLB and collateralized repurchase agreements in managing its interest rate risk and as a tool to augment deposits and in funding asset growth. The Corporation may utilize these funding sources to better match its longer term repricing assets (i.e., between one and five years). In addition, the Corporation has at its disposal a unsecured $4.0 million credit line with a correspondent bank to further assist with funding requirements at the corporate level.

FHLB borrowings in 2001 were $31.8 million compared to $30.0 million in 2000, respectively. During 2001 and 2000, total average FHLB advances were approximately $24.3 million and $23.9 million, respectively and consisted of short and long term advances representing a combination of maturities. The average interest rate for 2001 and 2000 on these advances was approximately 5.4% and 6.5% respectively. The Bank currently has a maximum borrowing capacity with the FHLB of approximately $164.3 million.

The goal of interest rate sensitivity management is to avoid fluctuating net interest margins, and to enhance consistent growth of net interest income through periods of changing interest rates. Such sensitivity is measured as the difference in the volume of assets and liabilities in the existing portfolio that are subject to repricing in a future time period. The Corporation's net interest rate sensitivity of its "gap position" within one year is ($127,635) million or (21.8%) of total assets at December 31, 2001, compared with ($154,735) million or (28.1%) of total assets at the end of 2000. This negative position indicates that more liabilities than assets may reprice within the next twelve months, which, in a rising rate environment, may result in an increase in interest expense that would not be offset by repricing assets. The data in the following chart represents the gap position at a specific point in time and may not be indicative of future gap positions.

INTEREST RATE SENSITIVITY GAP AS OF DECEMBER 31, 2001

(Dollars in thousands)

	Within One Year	Through Five Years	Five Years	Non-Rate Sensitive	Total
ASSETS					
Federal funds sold	$ 12,400	$ -	$ -	$ -	$ 12,400
Investment securities	29,969	30,603	20,169	-	80,741
Interest bearing deposits in banks	238	-	-	-	238
Loans and leases	225,918	188,115	34,077	(6,344)	441,766
Cash and due from banks	-	-	-	25,595	25,595
Premises & equipment	-	-	-	15,584	15,584
Other assets	12	-	-	7,996	8,008
Total assets	$ 268,537	$ 218,718	$ 54,246	$ 42,831	$ 584,332
LIABILITIES AND CAPITAL					
Non-interest-bearing deposits	$ -	$ -	$ -	$ 95,107	$ 95,107
Interest bearing deposits	368,658	35,060	-	-	403,718
Securities sold under repurchase agreements	4,769	-	-	-	4,769
FHLB advances and other borrowings	22,745	8,745	261	-	31,751
Other liabilities	-	-	-	5,148	5,148
Capital	-	-	-	$ 43,839	43,839
Total liabilities and capital	$ 396,172	$ 43,805	$ 261	$ 144,094	$ 584,332
Net interest rate sensitivity gap	$(127,635)	$174,913	$ 53,985	$ (101,263)	$ -
Cumulative interest rate sensitivity gap	$(127,635)	$ 47,278	$ 101,263	$ -	$ -
Cumulative interest rate sensitivity gap divided by total assets	(21.8%)	8.1%	17.3%		

The Corporation's gap position is one factor used to evaluate interest rate risk and the stability of net interest margins. Other factors include computer simulations of what might happen to net interest income under various interest rate forecasts and scenarios. The Corporation's Asset Liability Management Policy requires quarterly calculation of the effects of changes in interest rates on net interest income. These calculations are prepared monthly using simulation software. The table below summarizes estimated changes in net interest income over a twelve-month period, under alternative interest rate scenarios. The change in interest rates was based upon giving effect to a proportional shift in the December 31, 2001 Wall Street Journal prime rate of 4.75%.

(Dollars in thousands)

Change in Interest Rates	Net Interest Income	Dollar Change	Percent Change	Management Limits
+300 Basis Points	$ 28,867	$ 689	2.40%	5.00%
+200 Basis Points	28,606	427	1.50	4.50
+100 Basis Points	28,356	178	0.63	3.00
FLAT RATE	28,179	-	-	0.00
-100 Basis Points	28,088	(90)	(0.32)	3.00
-200 Basis Points	27,999	(180)	(0.64)	4.50
-300 Basis Points	27,914	(265)	(0.94)	5.00

Management believes that the assumptions utilized in evaluating the vulnerability of the Corporation's net interest income to changes in interest rates approximate actual experience; however, the interest rate sensitivity of the Corporation's assets and liabilities, as well as the estimated effect of changes in interest rates on net interest income, could vary substantially if different assumptions are used or actual experience differs from the experience on which the assumptions were based. For example, certain assets, such as adjustable rate loans, have features which restrict changes in interest rates on a short term basis or over the life of the assets.

In the event the Corporation should experience a mismatch in its desired gap position or an excessive decline in its net interest income subsequent to an immediate and sustained change in interest rates, it has a number of options which it could utilize to remedy such a mismatch. The Corporation could restructure its investment portfolio through sale or purchase of securities with more favorable repricing attributes. It could also promote loan products with appropriate maturities or repricing attributes. The Corporation could also solicit deposits or search for borrowings with more desirable maturities. However, market circumstances might make execution of these strategies cost prohibitive or unattainable.

The nature of the Corporation's current operation is such that it is not subject to foreign currency exchange or commodity price risk. Additionally, neither the Corporation nor the Bank own trading assets. At December 31, 2001, the Corporation did not have any hedging transactions in place such as interest rate swaps, caps or floors.

ASSET QUALITY AND ALLOWANCE FOR LOAN AND LEASE LOSSES

The allowance for loan and lease losses is an amount that management believes will be adequate to absorb loan and lease losses on existing loans and leases that may become uncollectible based on Management's evaluations of the collectibility of loans and leases. These evaluations take into consideration such factors as changes in the nature and volume of the loan and lease portfolio, overall portfolio quality, adequacy of collateral, review of specific problem loans and leases, and current economic conditions that may affect the borrower's ability to pay.

Management evaluates the adequacy of the allowance on a quarterly basis to ensure the provision for loan and lease losses has been charged against earnings in an amount necessary to maintain the allowance at a level that is appropriate based on management's assessment of probable estimated losses. The Corporation's methodology for assessing the appropriateness of the allowance for loan and lease losses consists of several key elements. These elements include a specific allowance for loan and lease classified list loans, an allowance based on historical trends. The Corporation consistently applies the following comprehensive methodology.

The allowance for loan and lease addresses those loans and leases maintained on the Corporation's loan and lease classified list, which are assigned a rating of substandard, doubtful, or loss. Substandard loans and leases are those with a well-defined weakness or a weakness, which jeopardizes the repayment of the debt. A loan or lease may be classified as substandard as a result of impairment of the borrower's financial condition and repayment capacity. Loans and leases for which repayment plans have not been met or collateral equity margins do not protect the Corporation may also be classified as substandard. Doubtful loans and leases have the characteristics of substandard loans and leases with the added characteristic that collection or liquidation in full, on the basis of presently existing facts and conditions, is highly improbable. Although the possibility of loss is extremely high for doubtful loans and leases, the classification of loss is deferred until pending factors, which might improve the loan or lease, have been determined. Loans and leases rated as doubtful in whole or in part are placed on nonaccrual status. Loans and leases, which are classified as loss, are considered uncollectible and are charged to the allowance for loan and lease losses.

Loans and leases on the loan and lease classified list may also be impaired loans, which are defined as nonaccrual loans and leases or troubled debt restructurings, which are not in compliance with the restructured terms. Each of the classified loans and leases on the loan and lease watch list is individually analyzed to determine the level of the potential loss on the loan or lease under the current circumstances. The specific reserve established for these criticized by management and impaired loans and leases is based on careful analysis of the loan's and leases performance, the related collateral value, cash flow considerations and the financial capability of any guarantor. The allowance for loan and lease classified list loans and leases is equal to the total amount of potential unconfirmed losses for the individual classified loans and leases on the classified list. Loan and lease classified list loans and leases are managed and monitored by management.

The allowance based on historical trends uses charge-off experience of the Corporation to estimate potential unconfirmed losses in the balances of the loan and lease portfolios. The historical loss experience percentage is based on the charge-off history. Historical loss experience percentages are applied to all non-classified loans and leases to obtain the portion of the allowance for loan and lease losses which is based on historical trends. Before applying the historical loss experience percentages, loan and lease balances are reduced by the portion of the loan and lease balances, which are subject to guarantee, by a government agency. Installment loan balances are also adjusted for unearned discounts.

The Corporation also maintains an unallocated allowance. The unallocated allowance is used to cover any factors or conditions, which may cause a potential loan and lease loss but are not specifically identifiable. It is prudent to maintain an unallocated portion of the allowance because no matter how detailed an analysis of potential loan and lease losses may be, the analysis produces only estimates, which, by definition lack precision.

Since all identified losses are immediately charged off, no portion of the allowance for loan and lease losses is restricted to any individual loan or groups of loans, or lease or groups of leases, and the entire allowance is available to absorb any and all loan and lease losses.

The following tables present information regarding the Corporation's total allowance for loan and lease losses as well as the allocation of such amounts to the various categories of loans at the dates indicated:

	December 31, 2001		
(Dollars in thousands)	Allowance for Loan Losses	Percent of Allowance	Percent of Total Loans
Commercial loans	$ 4,837	76.2%	1.08%
Residential real estate	150	2.4%	0.03%
Consumer loans	1,009	15.9%	0.23%
Leases	152	2.4%	0.03%
General allowance	196	3.1%	0.05%
Total allowance for loan and lease losses	$ 6,344	100.00%	1.42%

	December 31, 2000		
(Dollars in thousands)	Allowance for Loan Losses	Percent of Allowance	Percent of Total Loans
Commercial loans	$ 4,581	69.3%	1.13%
Residential real estate	526	8.0%	0.13%
Consumer loans	1,217	18.4%	0.30%
Leases	69	1.0%	0.01%
General allowance	216	3.3%	0.05%
Total allowance for loan and lease losses	$ 6,609	100.00%	1.62%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ANALYSIS OF CHANGES IN THE ALLOWANCE FOR POSSIBLE LOAN LOSSES AND COMPARISON OF LOANS OUTSTANDING

(Dollars in thousands)	December 31 2001	2000	1999	1998	1997
Balance at beginning of year	$ 6,609	$ 6,261	$ 5,877	$ 5,900	$ 5,218
Provision charged to operating expense	2,929	876	799	911	1,135
Recoveries of loans previously charged off					
Commercial loans	76	26	81	48	67
Real estate - mortgages	-	59	-	145	-
Consumer loans	114	49	97	52	16
Lease financing receivables	8	-	-	-	-
Total recoveries	198	134	178	245	83
Loan charge-offs					
Commercial loans	(2,173)	(37)	(38)	(247)	(237)
Real estate - mortgages	(955)	(161)	(67)	(45)	(117)
Consumer loans	(256)	(440)	(488)	(887)	(182)
Lease financing receivables	(8)	(24)	-	-	-
Total charge-offs	(3,392)	(662)	(593)	(1,179)	(536)
Net loan charge-offs	(3,194)	(528)	(415)	(934)	(453)
Balance at end of year	$ 6,344	$ 6,609	$ 6,261	$ 5,877	$ 5,900
Year-end loans outstanding	$448,110	$406,889	$354,338	$320,395	$318,899
Average loans outstanding	$419,984	$378,211	$331,966	$320,366	$299,737
Allowance for possible loan losses as a percentage of year-end loans outstanding	1.42%	1.62%	1.77%	1.83%	1.85%
Ratio of net charge-offs to average loans outstanding	0.76%	0.14%	0.13%	0.29%	0.15%

Non-performing loans and leases include those on non-accrual status and loans past due 90 days or more and still accruing. A loan is placed on nonaccrual status at the time when ultimate collectibility of principal or interest, wholly or partially, is in doubt. Past due loans and leases are those which were contractually past due 90 days or more as to interest or principal payments but are well secured and in the process of collection. The Bank's policy is to write down all non-performing loans and leases to their net realizable value based on updated appraisals of collateral. Non-performing loans and leases are generally collateralized by real estate and are in the process of collection. Management believes that loans and leases that are past due over 90 days and still accruing are adequately collateralized as to principal and interest. Such loans and leases are in the process of collection. Management believes that the allowance for loan and lease losses and nonperforming loans and leases remained safely within acceptable levels.

The allowance for loan and lease losses as a percentage of non-performing loans ratio indicates that the allowance for loan and lease losses is sufficient to cover the principal of all non-performing loans at December 31, 2001. Other real estate owned ("OREO") represents residential and commercial real estate owned by the Bank following default by borrowers that has been written down to realizable value (net of estimated disposal costs) based on professional appraisals.

The increase in non-performing loans, specifically non-accruals, is the direct result of Management's decision to place on non-accrual status certain commercial loans who's borrowers have had operating difficulties and/or been impacted by the slowdown in the national and local economies.

Management is not aware of any loans or leases other than those included in these tables and mentioned in this section that would be considered potential problem loans and cause Management to have doubts as to the borrower's ability to comply with loan repayment terms. The Corporation decided to withdraw from third party automobile lending on July 10, 1998 due to less than expected results. The Corporation continues to service the existing portfolio but has not added any additional volume. The portfolio totaled approximately $2.2 million and $6.1 million as of December 31, 2001 and December 31, 2000, respectively. Approximately 8.4% and 3.4% was past due 30 days or more as of December 31, 2001 and December 31, 2000, respectively.

NON-PERFORMING LOANS AND ASSETS

(Dollars in thousands)	December 31 2001	2000	1999	1998	1997
Past due over 90 days and still accruing	$ 174	$ 134	$ 175	$ 546	$ 466
Non-accrual loans	7,630	1,364	1,364	1,207	1,316
Total non-performing loans	7,834	1,498	1,498	1,382	1,862
Other real estate owned ("OREO")	831	803	470	192	1,651
Total non-performing assets	$ 8,635	$ 2,301	$ 1,852	$ 2,054	$ 3,560
Non-performing loans as a percentage of total loans	1.74%	0.37%	0.39%	0.58%	0.60%
Allowance for loan losses as a percentage of non-performing loans	81.29%	441.2%	453.0%	315.6%	309.1%
Non-performing assets as a percentage of total loans and other real estate owned	1.92%	0.6%	0.5%	0.6%	1.1%
Allowance for loan losses as a percentage of non-performing assets	73.47%	287.2%	338.1%	286.1%	165.7%

CAPITAL ADEQUACY

The Corporation is subject to Risk-Based Capital Guidelines adopted by the Federal Reserve Board for bank holding companies. The Bank is also subject to similar capital requirements adopted by the Office of the Comptroller of the Currency ("OCC"). Under these requirements, the regulatory agencies have set minimum thresholds for Tier I Capital, Total Capital, and Leverage ratios. At December 31, 2001, both the Corporation's and the Bank's capital exceeded all minimum regulatory requirements and were considered "well capitalized" as defined in the regulations issued pursuant to the FDIC Improvement Act of 1994. The Corporation's and Banks Risk-Based Capital Ratios, shown below, have been computed in accordance with regulatory accounting policies.

RISK-BASED	December 31			"Well Capitalized"
CAPITAL RATIOS	2001	2000	1999	Requirements
Corporation				
Leverage Ratio	7.65%	8.19%	8.48%	N/A
Tier I Capital Ratio	9.50%	10.63%	10.73%	N/A
Total Risk-Based Capital Ratio	10.75%	11.88%	11.98%	N/A
Bank				
Leverage Ratio	7.42%	8.23%	8.05%	5.00%
Tier I Capital Ratio	9.22%	10.68%	10.47%	6.00%
Total Risk-Based Capital Ratio	10.47%	11.94%	11.73%	10.00%

The Bank is not under any agreement with the regulatory authorities nor is it aware of any current recommendations by the regulatory authorities that, if they were to be implemented, would have a material effect on liquidity, capital resources or operations of the Corporation.

BUILDING IMPROVEMENTS AND TECHNOLOGY PROJECTS

In December of 2001, the Corporation opened its 15th branch location in the Hersheys Mill area. In August, the Corporation opened its 14th branch, New Garden (business Route 1 south of Kennett Square). In July of 2001, the Corporation opened its 13th branch, Lionville (Route 113 and Sheree Boulevard). The bank continually explores new branch opportunities.

In August of 2001, the Corporation installed a company wide telecommunications system and upgraded its core banking system hardware. In addition, the Bank is currently installing a new check imaging system and plans to introduce an integrated branch platform system in the third quarter of 2002.

DESCRIPTION OF CAPITAL STOCK AND MARKET INFORMATION

The authorized capital stock of the Corporation consists of 10,000,000 shares of common stock, par value $1.00 per share, of which 4,799,666 shares were outstanding at the end of 2001 and 2000. The Corporation's common stock is publicly traded over the counter under the symbol "FCEC". Trading is sporadic. The following table, which shows the range of high and low month-end bid prices for the stock, is based upon transactions reported by the Philadelphia brokerage firm of Janney Montgomery Scott, LLC, one of the Corporation's market makers.

	Bid Prices Month End			
	2001		2000	
Quarter Ended	High	Low	High	Low
First	$18.75	$13.75	$20.50	$13.75
Second	$17.50	$15.75	$16.50	$13.13
Third	$17.40	$15.02	$14.25	$13.38
Fourth	$15.75	$15.02	$14.25	$13.38

Other information regarding the Corporation can be found in the Corporation's Form 10-K, to be filed with the Securities and Exchange Commission by March 30, 2001 and can also be found at www.sec.gov after that date. Copies of the form 10-K can be obtained free of charge from the Corporation's Shareholder Relations Officer, (P.O. Box 523, West Chester, PA 19381-0523), at 884-441-4141.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	December 31 2001	December 31 2000
ASSETS		
Cash and due from banks	$ 25,595	$ 30,311
Federal funds sold	12,400	7,500
Interest bearing deposits	238	162
Total cash and cash equivalents	38,233	37,973
Investment securities held-to-maturity (fair value of $547 and $1,270 in 2001 and 2000, respectively)	531	1,183
Investment securities available-for-sale, at fair value	80,210	93,012
Loans	448,110	406,889
Less allowance for possible loan and lease losses	(6,344)	(6,609)
Net loans	441,766	400,280
Premises and equipment, net	15,584	9,564
Other assets	8,008	8,677
Total assets	$ 584,332	$ 550,689
LIABILITIES		
Deposits		
Non-interest-bearing	$ 95,107	$ 89,137
Interest-bearing (including certificates of deposit over $100 of $28,463 and $30,684 - 2001 and 2000, respectively)	403,718	382,353
Total deposits	498,825	471,490
Securities sold under repurchase agreements	4,769	2,752
Federal Home Loan Bank advances and other borrowings	31,751	27,157
Other liabilities	5,148	6,278
Total liabilities	540,493	507,677
STOCKHOLDERS' EQUITY		
Common stock, par value $1.00; authorized, 10,000,000 shares; Outstanding, 2001 - 4,799,666 and 2000 – 4,799,666.	4,800	4,800
Additional paid-in capital	773	610
Retained earnings	43,367	42,353
Accumulated other comprehensive income (loss)	84	(759)
Treasury stock, at cost: 2001 – 377,721 and 2000 – 322,352	(5,185)	(3,992)
Total stockholders' equity	43,839	43,012
Total liabilities and stockholders' equity	$ 584,332	$ 550,689

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share)	December 31 2001	2000	1999
INTEREST INCOME			
Loans, including fees	$ 33,609	$ 32,694	$ 27,730
Investment securities	5,114	6,985	7,260
Federal funds sold	257	45	114
Deposits in banks	5	4	3
Total interest income	38,985	39,728	35,107
INTEREST EXPENSE			
Deposits	14,182	15,304	13,875
Securities sold under repurchase agreements	96	137	110
Federal Home Loan Bank advances and other borrowings	1,308	1,542	558
Total interest expense	15,586	16,983	14,543
Net interest income	23,399	22,745	20,564
PROVISION FOR POSSIBLE LOAN LOSSES	2,929	876	799
Net interest income after provision for possible loan losses	20,470	21,869	19,765
NON-INTEREST INCOME			
Financial Management Services	2,919	3,050	2,536
Service charges on deposit accounts	1,474	1,052	992
Investment securities gains (losses), net	180	(35)	207
Gain or sale of fixed assets	-	562	-
Other	2,065	1,483	1,273
Total non-interest income	6,638	6,112	5,008
NON-INTEREST EXPENSE			
Salaries and employee benefits	12,281	11,001	9,694
Occupancy, equipment, and data processing	4,404	4,030	3,785
Professional services	1,153	1,217	903
Other	4,577	3,476	3,124
Total non-interest expense	22,415	19,724	17,506
Income before income taxes	4,693	8,257	7,267
INCOME TAXES	1,361	2,255	2,050
NET INCOME	$ 3,332	$ 6,002	$ 5,217
PER SHARE			
Basic earnings per common share	$ 0.75	$ 1.33	$ 1.14
Diluted earnings per common share	$ 0.74	$ 1.31	$ 1.13
Dividends declared	$ 0.52	$ 0.51	$ 0.49

The accompanying notes are an integral part of these statements.

FIRST CHESTER COUNTY CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands)	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Comprehensive Income	Total Stockholders' Equity
Balance at January 1, 1999	4,799,666	$ 4,800	$ 542	$35,675	$ 292	$ (1,586)	$ -	$ 39,723
Net income	-	-	-	5,217	-	-	5,217	5,217
Cash dividends declared	-	-	-	(2,240)	-	-	-	(2,240)
Other Comprehensive Income								
Net unrealized losses on investment securities available-for-sale	-	-	-	-	(3,185)	-	(3,185)	(3,185)
2 for 1 stock split								
Treasury stock transactions	-	-	60	-	-	(1,393)	-	(1,333)
Comprehensive Income							$ 2,032	
Balance at December 31, 1999	4,799,666	$ 4,800	$ 602	$38,652	$ (2,893)	$ (2,979)		$ 38,182
Net income	-	-	-	6,002	-	-	6,002	6,002
Cash dividends declared	-	-	-	(2,303)	-	-	-	(2,303)
Other Comprehensive Income								
Net unrealized gains on investment securities available-for-sale	-	-	-	-	2,134	-	2,134	2,134
Treasury stock transactions	-	-	8	2	-	(1,013)	-	(1,003)
Comprehensive Income							$ 8,136	
Balance at December 31, 2000	4,799,666	$ 4,800	$ 610	$42,353	$ (759)	$ (3,992)		$ 43,012
Net income	-	-	-	3,332	-	-	3,332	3,332
Cash dividends declared	-	-	-	(2,318)	-	-	-	(2,318)
Other Comprehensive Income								
Net unrealized gains on investment securities available-for-sale	-	-	-	-	843	-	843	843
Treasury stock transactions	-	-	163	-	-	(1,193)	-	(1,030)
Comprehensive Income							$ 4,175	
Balance at December 31, 2001	4,799,666	$ 4,800	$ 773	$43,367	$ 84	(5,185)		$ 43,839

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	December 31		
	2001	2001	1999
OPERATING ACTIVITIES			
Net income	$ 3,332	$ 6,002	$ 5,217
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	1,851	1,883	965
Provision for loan losses	2,929	876	799
Amortization of investment security premiums and accretion of discounts, net	361	109	335
Amortization of deferred loan fees, net on loans	(379)	125	137
Investment securities (gains) losses, net	(180)	35	(207)
(Increase) decrease in other assets	233	527	(5,039)
Increase (decrease) in other liabilities	(1,130)	1,023	505
Net cash provided by operating activities	7,017	10,580	2,712
INVESTING ACTIVITIES			
Net increase in loans	(44,036)	(52,606)	(34,495)
Proceeds from sales of investment securities available-for-sale	39,981	15,954	15,899
Proceeds from maturities of investment securities available-for-sale	21,031	11,052	28,889
Proceeds from maturities of investment securities held-to-maturity	1,679	2,262	4,216
Purchase of investment securities available-for-sale	(48,139)	(10,569)	(52,386)
Purchase of premises and equipment, net	(7,871)	(564)	(1,930)
Net cash used in investing activities	(37,355)	(34,471)	(39,807)
FINANCING ACTIVITIES			
Proceeds from FHLB advances and other short term borrowings	22,500	469	9,190
(Repayments) Proceeds from in FHLB advances and other long term borrowings	(17,906)	10,000	2,450
Increase in deposits	27,335	23,057	30,033
Increase (decrease) in securities sold under repurchase agreements	2,017	(613)	570
Cash dividends paid	(2,318)	(2,303)	(2,239)
Purchase of treasury stock	(1,030)	(1,003)	(1,333)
Net cash provided by financing activities	30,598	29,607	38,671
NET INCREASE IN CASH AND CASH EQUIVALENTS	260	5,716	1,576
Cash and cash equivalents at beginning of year	37,973	32,257	30,681
Cash and cash equivalents at end of year	$ 38,233	$ 37,973	$ 32,257

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Chester County Corporation (the "Corporation"), through its wholly-owned subsidiary, First National Bank of Chester County (the "Bank"), has been serving the residents and businesses of Chester County, Pennsylvania, since 1863. The Bank is a locally managed community bank providing loan, deposit, and trust services from its twelve branch locations. The Bank encounters vigorous competition for market share in the communities it serves from bank holding companies, other community banks, internet banks, thrift institutions, credit unions and other non-bank financial organizations such as mutual fund companies, insurance companies, and brokerage companies.

The Corporation and the Bank are subject to regulations of certain state and federal agencies. These regulatory agencies periodically examine the Corporation and the Bank for adherence to laws and regulations. As a consequence, the cost of doing business may be affected.

1. Basis of Financial Statement Presentation

The accounting policies followed by the Corporation and its wholly-owned subsidiaries, the Bank and Turks Head Properties, Inc., conform to generally accepted accounting principles and predominant practices within the banking industry. The accompanying consolidated financial statements include the accounts of the Corporation, the Bank, and Turks Head Properties. All significant intercompany transactions have been eliminated.

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimate that is susceptible to significant change in the near term relates to the allowance for loan and lease losses. The evaluation of the adequacy of the allowance for loan and lease losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan and lease portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan and lease obligations, as well as current loan and lease collateral values. However, actual losses on specific loans and leases, which also are encompassed in the analysis, may vary from estimated losses.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), which addresses certain criteria for revenue recognition. SAB 101, as amended by SAB 101A and SAB 101B, outlines the criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. On July 1, 2001, the Corporation adopted SAB 101. The adoption of SAB No. 101 did not to have a material impact on the Company's financial position or results of operations.

On July 6, 2000, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 102, SAB No. 102 provides guidance on the development, documentation, and application of a systematic methodology for determining the allowance for loans and leases in accordance with US GAAP. The adoption of SAB No. 102 did not to have a material impact on the Company's financial position or results of operations.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Asset and Extinguishments of Liabilities," which revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. This standard also requires certain disclosures, but carries over most of the provisions of SFAS 125. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. However, for recognition and reclassification of collateral and for disclosures relating to

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

securitizations transactions and collateral this statement is effective for fiscal years ending after December 15, 2000 with earlier application not allowed and is to be applied prospectively. The adoption of this statement did not have a material impact on the Corporation's consolidated financial statements.

SFAS 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. The statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The statement also requires that public enterprises report a measure of a segment profit or loss, certain specific revenue and expense items and segment assets. It also requires that information be reported about revenues derived from the enterprises' products or services, or about the countries in which the enterprises earn revenues and hold assets, and about major customers, regardless of whether that information is used in making operating decisions.

The Corporation has one reportable segment, "Community Banking." All of the Corporation's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Corporation supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Corporation as one operating segment or unit.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives either as assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 2000, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", amended SFAS No. 133. SFAS No. 138 is required for all fiscal years beginning after June 30, 2000. The adoption of SFAS No. 138 did not have a material impact on the Company's financial condition or results of operations.

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued SFAS (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets. These statements are expected to result in significant modifications relative to the Company's accounting for goodwill and other intangible assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2000 must be accounted for under the purchase method of accounting. SFAS No. 141 was effective upon issuance. SFAS No. 142 modifies the accounting for all purchased goodwill and intangible assets. SFAS No. 142 includes requirements to test goodwill and indefinite lived intangibles assets for impairment rather than amortize them. SFAS No. 142 will be effective for fiscal years beginning after December 31, 2000 and early adoption is not permitted except for business combinations entered into after June 30, 2000. The Company is currently evaluating the provisions of SFAS No. 142, but its preliminary assessment is that these Statements will not have a material impact on the Company's financial position or results of operations.

On July 20, 2001, FASB issued SFAS 141, and SFAS 142. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are as follows: All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

July 1, 2001. Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability. Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization. Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator. All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. However, SFAS 144 makes changes to the scope and certain measurement requirements of existing accounting guidance. SFAS 144 also changes the requirements relating to reporting the effects of a disposal or discontinuation of a segment of a business. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The adoption of this statement is not expected to have a significant impact on the financial condition or results of operations of the Company.

2. Financial Instruments

The Corporation follows SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," which requires all entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments requiring disclosure consist primarily of investment securities, loans, and deposits and borrowings.

3. Investment Securities

The Corporation follows SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires investments in securities to be classified in one of three categories: held-to-maturity, trading, or available-for-sale. Debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. As the Corporation does not engage in security trading, the balance of its debt securities and any equity securities are classified as available-for-sale. Net unrealized gains and losses for such securities, net of tax effect, are required to be recognized as a separate component of stockholders' equity and excluded from the determination of net income.

4. Loans and Leases and Allowance for Loan and Lease Losses

Loans and leases that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for loan and lease losses. The allowance for loan and lease losses is established through a provision for loan and lease losses charged to expense. Loan and lease principal considered to be uncollectible by management is charged against the allowance for loan and lease losses. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans and leases that may become uncollectible based upon an evaluation of known and inherent risks in the loan and lease portfolio, the evaluation takes into consideration such factors as changes in the nature and size of the loan and lease portfolio, overall portfolio quality, specific problem loans, and current and future economic conditions which may affect the borrowers' ability to pay. The evaluation also details historical losses by loan category, the resulting loss rates for which are projected at current loan and lease total amounts. Low estimates for specified problem loans and leases are also detailed. Interest on loans and leases is accrued and credited to operations based upon the principal amount outstanding. Certain origination and commitment fees and related direct loan or lease origination costs are deferred and amortized over the

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

contractual life of the related loans and leases, resulting in an adjustment of the related loan's yield. Accrual of interest is discontinued on a loan when management believes that the borrower's financial condition is such that collection of interest and principal is doubtful. Upon such discontinuance, all unpaid accrued interest is reversed. The determination of the allowance for loan and lease losses is based upon the character of the loan and lease portfolio, current economic conditions, loss experience, and other relevant factors, which, in management's judgment, deserve recognition in estimating possible losses.

The Corporation accounts for impairment in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS No. 114 requires loan impairment to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, its observable market price or the fair value of the collateral if the loan is collateral dependent. If it is probable that a creditor will foreclose on a property, the creditor must measure impairment based on the fair value of the collateral. SFAS No. 118 allows creditors to use existing methods for recognizing interest income on impaired loans.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Gains and losses on sales of loans are also accounted for in the accordance with SFAS No. 134, "Accounting for Mortgage Securities Retained after the securitizations of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This statement requires that an entity engaged in mortgage banking activities classify the retained mortgage-backed security or other interest, which resulted from the securitizations of a mortgage loan held for sale based upon its ability and intent to sell or hold these investments.

5. Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Assets are depreciated over their estimated useful lives, principally by the straight-line method.

The Corporation accounts for long-lived fixed assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement provides guidance on when assets should be reviewed for impairment, how to determine whether an asset or group of assets is impaired, how to measure an impairment loss, and the accounting for long lived-lived assets that a company plans to dispose of.

6. Contributions

The Corporation accounts for contributions in accordance with SFAS No. 116, "Accounting for Contributions Received and Contributions Made." SFAS No. 116 specifies that contributions made by the Corporation be recognized as expenses in the period made and as decreases of assets or increases of liabilities depending on the form of the benefits given. In accordance with SFAS No. 116, the Corporation incurred contribution expenses relating to long-term commitments to local not-for-profit organizations of $78 thousand, $12 thousand and $13 thousand during 2001, 2000 and 1999, respectively.

7. Income Taxes

The Corporation accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes. Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense and benefits are the result

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

of changes in deferred tax assets and liabilities.

8. Employee Benefit Plans

The Corporation has certain employee benefit plans covering eligible employees. The Bank accrues such costs as earned.

9. Stock Based Compensation Plan

The Corporation follows SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternately, the standard permits entities to continue accounting for employee stock options and similar instruments under Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair-value based method of accounting defined in SFAS No. 123 had been applied. The Corporation's stock option plan is accounted for under APB Opinion No. 25.

10. Financial Management Services Assets and Income

Assets held by the Corporation in fiduciary or agency capacities for its customers are not included in the accompanying consolidated balance sheets since such items are not assets of the Corporation. Operating income and expenses of Financial Management Services are included under their respective captions in the accompanying consolidated statements of income and are recorded on the accrual basis.

11. Earnings per Share and Stockholders' Equity

The Corporation follows the provisions of SFAS No. 128, "Earnings Per Share," which eliminates primary and fully diluted earnings per share (EPS) and requires presentations of basic and diluted EPS in conjunction with the disclosure of the methodology used in computing such EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Accordingly, earnings per share, cash dividends per share, and weighted average shares of common stock outstanding have been restated to reflect the stock split.

12. Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2001, 2000, and 1999 for interest was $15.5 million, $15.9 million, and $15.2 million, respectively. Cash paid during the years ended December 31, 2001, 2000, and 1999 for income taxes was $1.8 million, $2.8 million, and $2.3 million, respectively.

13. Reporting Comprehensive Income

The Corporation follows the provisions of SFAS No. 130, Reporting of Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(Dollars in thousands)	December 31, 2001 Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Unrealized holding gains arising during the period	$ 1,459	$ (496)	$ 963
Reclassification adjustment for gains realized in net income	180	(60)	120
Other comprehensive income	$ 1,279	$ (436)	$ 843

(Dollars in thousands)	December 31, 2000 Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Unrealized holding gains arising during the period	$ 3,269	$(1,112)	$ 2,157
Reclassification adjustment for losses realized in net income	(35)	12	(23)
Other comprehensive loss	$ 3,234	$(1,100)	$ 2,134

(Dollars in thousands)	December 31, 1999 Before Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Unrealized holding gain arising during the period	$(5,033)	$1,711	$(3,322)
Reclassification adjustment for gains realized in net income	207	(70)	137
Other comprehensive income	$(4,826)	$1,641	$(3,185)

14. Advertising Costs

The Bank expenses advertising costs as incurred.

15. Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE B - INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and fair market value of the Corporation's available-for-sale and held-to-maturity securities at December 31, 2001 and 2000 are summarized as follows:

(Dollars in thousands) 2001	Held-to-Maturity Amortized Cost	Held-to-Maturity Gross Unrealized Gains	Held-to-Maturity Gross Unrealized Losses	Held-to-Maturity Fair Value	Available-for-Sale Amortized Cost	Available-for-Sale Gross Unrealized Gains	Available-for-Sale Gross Unrealized Losses	Available-for-Sale Fair Value
U.S. Treasury	$ -	$ -	$ -	$ -	$ 4,010	$ 59	$ -	$ 4,069
U.S. Government agency	-	-	-	-	-	-	-	-
Mortgage-backed securities	27	2	-	29	63,175	176	(20)	63,331
State and municipal	504	14	-	518	1,279	36	-	1,315
Corporate securities	-	-	-	-	2,966	-	(163)	2,803
Corporate CMO's	-	-	-	-	3,652	41	-	3,693
Asset-backed securities	-	-	-	-	37	-	-	37
Mutual funds	-	-	-	-	863	-	(38)	825
Other equity securities	-	-	-	-	4,100	37	-	4,137
	$ 531	$ 16	$ -	$ 547	$ 80,082	$ 349	$ (221)	$ 80,210

(Dollars in thousands) 2000	Held-to-Maturity Amortized Cost	Held-to-Maturity Gross Unrealized Gains	Held-to-Maturity Gross Unrealized Losses	Held-to-Maturity Fair Value	Available-for-Sale Amortized Cost	Available-for-Sale Gross Unrealized Gains	Available-for-Sale Gross Unrealized Losses	Available-for-Sale Fair Value
U.S. Treasury	$ -	$ -	$ -	$ -	$ 3,988	$ 1	$ (2)	$ 3,987
U.S. Government agency	-	-	-	-	1,992	-	(21)	1,971
Mortgage-backed securities	116	2	-	118	63,651	-	(589)	63,062
State and municipal	1,067	85	-	1,152	1,278	-	(1)	1,277
Corporate securities	-	-	-	-	9,992	-	(437)	9,555
Corporate CMO's	-	-	-	-	4,772	-	(34)	4,738
Asset-backed securities	-	-	-	-	2,843	-	(16)	2,827
Mutual funds	-	-	-	-	1,091	-	(57)	1,034
Other equity securities	-	-	-	-	4,556	37	(32)	4,561
	$ 1,183	$ 87	$ -	$ 1,270	$ 94,163	$ 38	$ (1,189)	$ 93,012

The amortized cost and estimated fair value of debt securities classified as available-for-sale and held-to-maturity at December 31, 2001, by contractual maturity, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

NOTE B - INVESTMENT SECURITIES - continued

(Dollars in thousands)	Held-to-Maturity Amortized Cost	Held-to-Maturity Fair Value	Available-for-Sale Amortized Cost	Available-for-Sale Fair Value
Due in one year or less	$ 484	$ 498	$ 2,109	$ 2,144
Due after one year through five years	20	20	4,182	4,148
Due after five years through ten years	-	-	3,001	2,932
Due after ten years	-	-	2,615	2,656
	504	518	11,907	11,880
Mortgage-backed securities	27	29	63,175	63,331
Asset-backed securities	-	-	37	37
Mutual Funds	-	-	863	825
Other equity securities	-	-	4,100	4,137
	$ 531	$ 547	$ 80,082	$ 80,210

Proceeds from the sale of investment securities available for sale during 2001 were $39.9 million. Gains of $233 thousand, $9 thousand, and $231 thousand, and losses of $53 thousand, $44 thousand, and $24 thousand were realized on sales of securities in 2001, 2000, and 1999, respectively. The Corporation uses the specific identification method to determine the cost of the securities sold. The principal amount of investment securities pledged to secure public deposits and for other purposes required or permitted by law was $37 million and $39 million at December 31, 2001 and 2000, respectively. There were no securities held from a single issuer that represented more than 10% of stockholders' equity.

NOTE C - LOANS

Major classifications of loans are as follows:

(Dollars in thousands)	2001	2000
Commercial loans	$ 118,420	$ 105,125
Real estate - construction	40,065	30,134
Real estate - other	199,398	181,129
Consumer loans	48,323	54,692
Lease financing receivables	41,904	35,809
	448,110	406,889
Less: Allowance for loan losses	(6,344)	(6,609)
	$ 441,766	$ 400,280

Loan balances on which the accrual of interest has been discontinued amounted to approximately $7.6 million and $1.4 million at December 31, 2001 and 2000, respectively. Interest on these nonaccrual loans would have been approximately $308 thousand and $76 thousand in 2001 and 2000, respectively. Loan balances past due 90 days or more, which are not on a nonaccrual status, but which management expects will eventually be paid in full, amounted to $174 thousand and $134 thousand at December 31, 2001 and 2000, respectively. Changes in the allowance for loan and lease losses are summarized as follows:

NOTE C - LOANS- continued

(Dollars in thousands)	2001	2000	1999
Balance at beginning of year	$ 6,609	$ 6,261	$ 5,877
Provision charged to operating expenses	2,929	876	799
Recoveries of charged-off loans	198	134	178
Loans charged-off	(3,392)	(662)	(593)
Balance at end of year	$ 6,344	$ 6,609	$ 6,261

The Bank identifies a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The accrual of interest is discontinued on impaired loans and no income is recognized until all recorded amounts of interest and principal are recovered in full. Retail loans and residential mortgages have been excluded from these calculations.

The balance of impaired loans was $7.4 million, $943 thousand, and $648 thousand at December 31, 2001, 2000, and 1999, respectively. The associated allowance for loan and lease losses for impaired loans was $820 thousand, $242 thousand, and $305 thousand at December 31, 2001, 2000, and 1999, respectively.

During 2001, activity in the allowance for impaired loan and lease losses included a provision of $772 thousand, write offs of $209 thousand and recoveries of $0. Interest income of $0 was recorded in 2001, while contractual interest in the same period amounted to $308 thousand. Cash collected on impaired loans in 2001 was $119 thousand, all of which was applied to principal.

During 2000, activity in the allowance for impaired loan and lease losses included a provision of $0, write offs of $91 thousand and recoveries of $28 thousand. Interest income of $17 was recorded in 2000, while contractual interest in the same period amounted to $76 thousand. Cash collected on impaired loans in 2000 was $350 thousand, all of which was applied to principal.

In the normal course of business, the Bank makes loans to certain officers, directors, and their related interests. All loan transactions entered into between the Bank and such related parties were made on the same terms and conditions as transactions with all other parties. In management's opinion, such loans are consistent with sound banking practices and are within applicable regulatory lending limitations. The balance of these loans at December 31, 2001 and 2000, was approximately $11.9 million and $8.2 million, respectively. In 2001, new loans to these individuals and principal payments on these loans amounted to approximately $7.5 million and $3.8 million, respectively.

NOTE D - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

(Dollars in thousands)	2001	2000
Premises	$ 14,312	$ 11,542
Equipment	14,578	9,477
	28,890	21,019
Less Accumulated depreciation	(13,306)	(11,455)
	$ 15,584	$ 9,564

NOTE E – DEPOSITS

At December 31, 2001, the scheduled maturities of certificates of deposit are as follows:

(Dollars in thousands)	
2002	$104,304
2003	22,974
2004	8,371
2005	2,560
2006 and thereafter	6,631
	$ 144,640

NOTE F - SHORT-TERM BORROWINGS AND CREDIT FACILITY

Securities sold under agreements to repurchase are generally overnight transactions. These borrowings had balances of $4.8 million, $2.8 million and $2.8 million at December 31, 2001, 2000 and 1999, respectively. Daily average balances and weighted average interest rates for the years ended December 31, 2001, 2000 and 1999 were $2.9 million, $2.7 million and $2.7 million and 3.3%, 5.1% and 4.0%, respectively.

The Bank, as a member of the FHLB, maintains several credit facility's secured by the Bank's mortgage-related assets. FHLB borrowings provide additional funds to meet the Bank's liquidity needs. Other FHLB borrowings for the period were $31.8 million compared to $27.1 million in 2000. During 2001 and 2000, total average FHLB advances were approximately $24.3 million and $23.9 million, respectively and consisted of short and long term advances representing a combination of maturities. The average interest rate for 2001 and 2000 on these advances was approximately 5.4% and 6.5% respectively. The Bank currently has a maximum borrowing capacity with the FHLB of approximately $164.3 million. FHLB advances are collateralized by a pledge on the Bank's entire portfolio of unencumbered investment securities, certain mortgage loans and a lien on the Bank's FHLB stock. In addition, the Corporation has at its disposal a unsecured $4.0 million credit line with a correspondent bank to further assist with funding requirements at the corporate level.

NOTE G - OTHER NON-INTEREST EXPENSE

The components of other non-interest expense are detailed as follows:

(Dollars in thousands)	2001	2000	1999
Telephone, postage, and supplies	$ 996	$ 739	$ 701
Marketing and corporate communications	777	653	689
Loan and deposit supplies	523	495	455
Director costs	228	206	256
Bank shares tax	482	425	439
FDIC Insurance	86	89	48
Other	1,485	869	536
	$ 4,577	$ 3,476	$ 3,124

NOTE H - INCOME TAXES

The components of income tax expense are detailed as follows:

(Dollars in thousands)	2001	2000	1999
Current expense	$ 1,510	$ 2,792	$ 2,106
Deferred expense	(149)	(537)	(56)
Total tax expense	$ 1,361	$ 2,256	$ 2,050

The income tax provision reconciled to the statutory federal rate follows:

	2001	2000	1999
Statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax rate from			
Tax-exempt loan and investment income	(2.7)	(2.5)	(2.3)
Tax credits	(4.8)	(2.4)	(2.2)
Other, net	2.5	(1.8)	(1.3)
Applicable income tax rate	29.0%	27.3%	28.2%

The net deferred tax asset consists of the following:

(Dollars in thousands)	2001	2000
Allowance for possible loan losses	$ 2,032	$ 2,003
Unrealized (gain) loss on securities available-for-sale	(44)	391
Deferred loan fees	42	80
Accrued pension and deferred compensation	532	465
Depreciation	504	459
Other	152	105
Total deferred tax asset	$ 3,217	$ 3,503

NOTE I - REGULATORY MATTERS

The Bank is required to maintain average reserve balances with the Federal Reserve Bank based upon deposit levels and other factors. The average amount of those reserve balances for the years ended December 31, 2001 and 2000, was approximately $4.3 million and $6.5 million respectively.

Dividends are paid by the Corporation from its assets which are mainly provided by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. The Bank, without the prior approval of regulators, can declare dividends to the Corporation totaling approximately $14.7 million plus additional amounts equal to the net earnings of the Bank for the period from January 1, 2001, through the date of declaration, less dividends previously paid in 2001.

NOTE I - REGULATORY MATTERS - continued

The Corporation and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, and Tier I capital to average quarterly assets. Management believes that the Corporation and the Bank meet all capital adequacy requirements to which it is subject, as of December 31, 2001.

As of December 31, 2001, the most recent notification from the federal banking agencies categorized the Corporation and the Bank as well capitalized under the regulatory framework for corrective action. To be categorized as adequately capitalized the Corporation and the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since the notification that management believes have changed the institutions category.

The Corporation's actual capital amounts and ratios are presented below:

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)						
Corporation	$ 49,520	10.75%	$ 36,850	≥ 8.00%	$ 41,180	N/A
Bank	$ 48,156	10.47%	$ 36,802	≥ 8.00%	$ 41,176	≥ 10.00%
Tier I Capital (to Risk Weighted Assets)						
Corporation	$ 43,755	9.50%	$ 18,425	≥ 4.00%	$ 24,708	N/A
Bank	$ 42,391	9.22%	$ 18,401	≥ 4.00%	$ 25,705	≥ 6.00%
Tier I Capital (to Average Assets)						
Corporation	$ 43,755	7.65%	$ 17,241	≥ 4.00%	$ 26,732	N/A
Bank	$ 42,391	7.42%	$ 22,865	≥ 4.00%	$ 26,704	≥ 5.00%

NOTE I - REGULATORY MATTERS - continued

As of December 31, 2000:

Total Capital (to Risk Weighted Assets)						
Corporation	$ 48,937	11.88%	$ 32,944	≥8.00%	$ 41,180	N/A
Bank	$ 49,146	11.94%	$ 32,941	≥8.00%	$ 41,176	≥10.00%
Tier I Capital (to Risk Weighted Assets)						
Corporation	$ 43,771	10.63%	$ 16,472	≥4.00%	$ 24,708	N/A
Bank	$ 43,987	10.68%	$ 16,470	≥4.00%	$ 24,705	≥6.00%
Tier I Capital (to Average Assets)						
Corporation	$ 43,771	8.19%	$ 21,386	≥4.00%	$ 26,732	N/A
Bank	$ 43,987	8.23%	$ 21,364	≥4.00%	$ 26,704	≥5.00%

NOTE J - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Corporation, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Corporation's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities. Therefore, the Corporation had to use significant estimations and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Fair values have been estimated using data which management considered the best available and estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimated fair value of cash and cash equivalents, deposits with no stated maturities, Repos and FHLB advances and commitments to extend credit, and outstanding letters of credit has been estimated to equal the carrying amount. Quoted market prices were used to determine the estimated fair value of investment securities held-to-maturity and available-for-sale. Fair values of net loans and deposits with stated maturities were calculated using estimated discounted cash flows based on the year-end offering rate for instruments with similar characteristics and maturities.

The estimated fair values and carrying amounts are summarized as follows:

NOTE J - FAIR VALUE OF FINANCIAL INSTRUMENTS - continued

(Dollars in thousands)	2001 Fair Value	2001 Carrying Amount	2000 Fair Value	2000 Carrying Amount
Financial Assets				
Cash and cash equivalents	$ 38,233	$ 38,233	$ 37,973	$ 37,973
Investment securities held-to-maturity	547	531	1,270	1,183
Investment securities available-for-sale	80,210	80,210	93,012	93,012
Net loans	455,993	441,766	408,401	400,280
Financial Liabilities				
Deposits with no stated maturities	348,963	354,086	325,620	325,278
Deposits with stated maturities	140,159	144,739	136,782	146,213
Securities sold under repurchase agreements	4,769	4,769	2,752	2,752
FHLB advances	31,751	31,751	27,157	27,157
Off-Balance-Sheet Investments				
Commitments for extended credit and outstanding letters of credit	$ 121,531	$ 121,531	$ 97,406	$ 97,406

NOTE K - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers and reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. Those instruments involve, to varying degrees, elements of credit and interest rate risks in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Corporation does not require collateral or other security to support financial instruments with credit risk. The contract amounts are as follows:

(Dollars in thousands)	2001	2000
Financial instruments whose contract amounts represent credit risk		
Commitments to extend credit	$ 118,215	$93,008
Standby letters of credit and financial guarantees written	3,316	4,398

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The

NOTE K - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK - continued

Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation holds residential or commercial real estate, accounts receivable, inventory and equipment as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 2001, varies up to 100%; the average amount collateralized is 80%.

Substantially all of the Corporation's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Corporation's primary market area, Chester County, Pennsylvania. Investments in state and municipal securities also involve governmental entities within the Corporation's market area. The concentrations of credit by type of loan are set forth in Note C - Loans. Although the Corporation has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economic sector. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

Commercial and standby letters of credit were granted primarily to commercial borrowers.

NOTE L - ACCOUNTING FOR STOCK-BASED COMPENSATION PLANS

The Corporation's stock option plan allows the Corporation to grant up to 807,500 fixed stock options to key employees and directors. The options have a term of ten years and become exercisable six months after grant. The exercise price of each option equals the average between the high and low bid price of the Corporation's stock on the date of grant.

The Corporation has elected to account for its stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Corporation's net income and earnings per share would have been:

		2001	2000	1999
Net income (in thousands)	As reported	$ 3,332	$ 6,002	$ 5,217
	Pro forma	$ 3,064	$ 5,243	$ 4,196
Earnings per share (Basic)	As reported	$ 0.75	$ 1.33	$ 1.14
	Pro forma	$ 0.69	$ 1.16	$ 0.92
Earnings per share (Diluted)	As reported	$ 0.74	$ 1.31	$ 1.13
	Pro forma	$ 0.68	$ 1.14	$ 0.91

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 2.88%, 2.96%, and 2.40%; expected volatility of 0.82, 0.71 and 0.65; risk-free interest rate of 4.25%, 5.97% and 5.68%; and an expected life of 4.5 years for all three time periods

NOTE L - ACCOUNTING FOR STOCK-BASED COMPENSATION PLANS - continued

Information about stock options outstanding at December 31, 2001, is summarized as follows:

	Outstanding	Weighted-Average Exercise Price
Balance January 1, 1999	391,400	$ 15.84
Granted	216,150	15.21
Exercised	(10,400)	13.82
Cancelled	(52,398)	19.73
Balance January 1, 2000	544,752	15.25
Granted	79,250	13.81
Exercised	(5,000)	9.64
Cancelled	(25,301)	16.11
Balance January 1, 2001	593,701	$ 15.08
Granted	78,850	15.30
Exercised	(16,000)	9.89
Cancelled	(21,312)	15.62
Balance December 31, 2001	635,239	$ 15.22

The weighted average fair value of options granted during 2001, 2000 and 1999 was $15.30, $15.26 and $15.21, respectively.

	Options Outstanding		Options Exercisable		
Range of Exercise-Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exerciseable Price	Number Exercisable	Weighted-Average Exerciseable Price
$ 8.66 - $11.11	55,200	4.31 years	$10.08	55,200	$10.08
$13.81 - $15.81	439,039	7.83 years	$14.94	333,619	$14.90
$17.69 - $21.13	141,000	6.72 years	$18.10	141,000	$18.10
	635,239			529,819	$15.25

NOTE M – EARNINGS PER SHARE

The following table illustrates the reconciliation of the numerators and denominators of the basic and diluted EPS computations:

	For the Year Ended December 31, 2001		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS: Net income available to common stockholders	$ 3,332,364	$4,451,351	$ 0.75
Effect of Dilutive Securities			
Add options to purchase common stock	-	44,006	(0.01)
Diluted EPS:	$ 3,332,364	$ 4,495,357	$ 0.74

143,904 anti-dilutive weighted shares have been excluded in the computation of 2001 diluted EPS because the options' exercise price was greater than the average market price of the common shares.

NOTE M – EARNINGS PER SHARE - continued

	For the Year Ended December 31, 2000		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS:			
Net income available to common stockholders	$6,001,855	4,511,761	$ 1.33
Effect of Dilutive Securities			
Add options to purchase common stock	-	19,384	(.02)
Diluted EPS:	$6,001,855	4,531,145	$ 1.31

454,720 anti-dilutive weighted shares have been excluded in the computation of 2000 diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	For the Year Ended December 31, 1999		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS:			
Net income available to common stockholders	$5,217,139	4,571,929	$1.14
Effect of Dilutive Securities			
Add options to purchase common stock	-	52,441	(.01)
Diluted EPS:	$5,217,139	4,624,370	$1.13

54,344 anti-dilutive weighted shares have been excluded in the computation of 1999 diluted EPS because the options' exercise price was greater than the average market price of the common shares.

NOTE N - EMPLOYEE BENEFIT PLANS

1. Qualified

The Corporation has a qualified deferred salary savings 401(k) plan (the "401(k) Plan") under which the Corporation contributes $0.75 for each $1.00 that an employee contributes, up to the first 5% of the employee's salary. The Corporation's expenses were $262 thousand, $246 thousand, and $266 thousand in 2001, 2000, and 1999, respectively. The Corporation also has a qualified defined contribution pension plan (the "QDCP Plan"). Under the QDCP Plan, the Corporation makes annual contributions into the 401(k) Plan on behalf of each eligible participant in an amount equal to 3% of salary up to $30 thousand in salary plus 6% in excess of $30 thousand up to $160 thousand. Contribution expense in 2001, 2000 and 1999 under the QDCP Plan was $255 thousand, $300 thousand and $246 thousand, respectively. The Corporation may make additional discretionary employer contributions subject to approval of the Board of Directors.

NOTE N - EMPLOYEE BENEFIT PLANS - continued

2. Non-Qualified

The Corporation makes annual contributions to a non-qualified defined contribution Plan ("the NQDCP Plan ") equal to 3% of the participant's salary up to $160 thousand plus 9% in excess of $160 thousand. Contribution expense for 2001, 2000 and 1999 under the NQDCP Plan was $58 thousand, $47 thousand and $49 thousand, respectively. The Corporation may make additional discretionary employer contributions subject to approval of the Board of Directors.

NOTE O – COMMITMENTS AND CONTINGENCIES

The Corporation has employment agreements with several of the Corporation's Officers. These agreements provide for severance payments upon termination of employment under certain circumstances or a change of control as defined.

The Corporation is involved in certain litigation arising in the ordinary course of business. In the opinion of management, the outcome of this litigation will not have a significant effect on the accompanying financial statements.

NOTE P - CONDENSED FINANCIAL INFORMATION - PARENT CORPORATION ONLY

Condensed financial information for First Chester County Corporation (parent Corporation only) follows:

CONDENSED BALANCE SHEETS

(Dollars in thousands)	December 31	
	2001	2000
ASSETS		
Cash and cash equivalents	$ 329	$ 67
Investment securities available for sale, at market value	578	476
Investment in subsidiaries, at equity	42,424	44,008
Intercompany loan	449	491
Other assets	108	12
Total assets	$ 43,888	$ 45,054
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 107	$ 1,280
Stockholders' equity	43,781	43,774
Total liabilities and stockholders' equity	$ 43,888	$ 45,054

NOTE P - CONDENSED FINANCIAL INFORMATION - PARENT CORPORATION ONLY - continued

CONDENSED STATEMENTS OF INCOME

(Dollars in thousands)	Year ended December 31		
	2001	2000	1999
INCOME			
Dividends from subsidiaries	$ 4,913	$ 2,188	$ 3,517
Dividends from investment securities	35	35	46
Investment securities gains, net	-	-	32
Other income	145	93	8
Total income	5,093	2,316	3,603
EXPENSES			
Other expenses	176	98	223
Total expenses	176	98	223
Income before equity in undistributed income of subsidiaries	4,917	2,218	3,380
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	(1,585)	3,784	1,837
NET INCOME	$ 3,332	$ 6,002	$ 5,217

NOTE P - CONDENSED FINANCIAL INFORMATION - PARENT CORPORATION ONLY - continued

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Year ended December 31 2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 3,332	$ 6,002	$ 5,217
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed income of subsidiary	1,585	(3,784)	(1,837)
Investment securities gains, net	-	-	(31)
(Increase) decrease in other assets	(96)	61	(105)
Increase in other liabilities	26	382	37
Net cash provided by operating activities	4,847	2,661	3,281
INVESTING ACTIVITIES			
Proceeds from sales and maturities of investment securities	-	-	206
Purchases of investment securities available for sale	-	-	-
Net cash (used in) provided by investing activities	-	-	206
FINANCING ACTIVITIES			
(Repayments) Proceeds from Inter Company Loan	(1,237)	422	115
Dividends paid	(2,318)	(2,303)	(2,239)
Purchase of treasury stock	(1,030)	(1,003)	(1,333)
Net cash used in financing activities	(4,585)	(2,884)	(3,457)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	262	(223)	30
Cash and cash equivalents at beginning of year	67	290	260
Cash and cash equivalents at end of year	$ 329	$ 67	$ 290

NOTE Q - QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of the unaudited quarterly results of operations is as follows:

2001

(Dollars in thousands, except per share)	December 31	September 30	June 30	March 31
Interest income	$ 9,482	$ 9,514	$ 9,887	$ 10,102
Interest expense	2,956	3,782	4,114	4,371
Net interest income	6,163	5,732	5,733	5,731
Provision for loan losses	1,108	1,400	135	235
Investment securities gains (loss), net	99	16	40	25
Income before income taxes	819	232	1,796	1,846
Net income	581	102	1,300	1,349
Per share				
Net income (Basic)	$ 0.13	$ 0.02	$ 0.30	$ 0.30
Net Income (Diluted)	0.12	0.02	0.30	0.30
Dividends declared	0.13	0.13	0.13	0.13

2000

(Dollars in thousands, except per share)	December 31	September 30	June 30	March 31
Interest income	$ 10,341	$ 10,043	$ 9,790	$ 9,554
Interest expense	4,531	4,422	4,102	3,928
Net interest income	5,810	5,621	5,688	5,626
Provision for loan losses	54	355	177	290
Investment securities gains, net	4	1	3	(43)
Income before income taxes	2,092	2,118	2,050	1,997
Net income	1,538	1,528	1,505	1,431
Per share				
Net income (Basic)	$ 0.34	$ 0.34	$ 0.33	$ 0.32
Net Income (Diluted)	0.34	0.33	0.33	0.31
Dividends declared	0.130	0.130	0.125	0.125

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Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

Report of Independent Certified Public Accountants

Board of Directors
First Chester County Corporation

We have audited the accompanying consolidated balance sheets of First Chester County Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Chester County Corporation and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Grant Thornton LLP

Philadelphia, Pennsylvania
January 16, 2002

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
Tel: 215 561-4200
Fax: 215 561-1066

Bank Management

BOARD OF DIRECTORS

Charles E. Swope
Chairman of the Board and President

David L. Peirce
Former President, Denney-Reyburn Company

Clifford E. DeBaptiste
Chairman, DeBaptiste Funeral Homes, Inc.

John B. Waldron
Associate, Arthur Hall Insurance Group

John A. Featherman, III
Attorney, MacElree, Harvey, Gallagher, Featherman & Sebastian, Ltd.

John J. Ciccarone
President, Omega Industries, Inc.

John S. Halsted
Attorney, Gawthrop, Greenwood & Halsted

M. Robert Clarke
President, Clarke, Nicolini & Associates, Ltd.

J. Carol Hanson
Executive Director
Barclay Friends Corporation

SENIOR MANAGEMENT

CHARLES E. SWOPE
Chairman of the Board and President

Executive Vice Presidents

Kevin C. Quinn
Financial Management Services (FMS)

Peter J. D'Angelo
Retail Banking/Lending

J. Duncan Smith
Financial Support Services

Senior Vice Presidents

James K. Gallagher
Leasing

David W. Glarner
Commercial Mortgage

Linda M. Hicks
FMS Administration

Richard W. Kaufmann
Commercial Lending

Richard M. O'Donnell
Branch Administration

Anthony J. Poluch, Jr.
Business Development

Patricia A. Travaglini
Residential Mortgage

William D. Wagenmann, Jr.
Administrative Services

First Chester County Corporation
First National Bank of Chester County
9 North High Street • West Chester • Pennsylvania 19380
www.fnbchestercounty.com